SEC Mail Processing Section

NOV 26 2012

Washington DC
402

12028459

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM ~~10-K~~ ARS

(Mark One)

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the Fiscal Year Ended August 25, 2012

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
Commission file number 001-08504

UNIFIRST CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Massachusetts	**04-2103460**
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification No.)

68 Jonspin Road
Wilmington, Massachusetts 01887
(Address of Principal Executive Offices)(Zip Code)
Registrant's telephone number, including area code: (978) 658-8888

Securities registered pursuant to Section 12(b) of the Act:

Title of Class	**Name of Each Exchange on Which Registered**
Common Stock, $0.10 par value per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ✓ No ___

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ___ No ✓

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ✓ No ___

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ✓ No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ___

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer" and "large accelerated filer" in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ✓ Accelerated filer ___ Smaller Reporting Company ___ Non-accelerated filer ___

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ___ No ✓

The number of outstanding shares of the Registrant's Common Stock and Class B Common Stock at October 12, 2012 were 15,068,569 and 4,885,277, respectively. The aggregate market value of the voting stock of the Registrant held by non-affiliates as of February 24, 2012 (the last business day of the Registrant's most recently completed second fiscal quarter), computed by reference to the closing sale price of such shares on such date, was approximately $890,888,543.

Documents Incorporated By Reference

The Registrant intends to file a Definitive Proxy Statement pursuant to Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended, for its 2013 Annual Meeting of Shareholders within 120 days of the end of the fiscal year ended August 25, 2012. Portions of such Proxy Statement are incorporated by reference in Part III of this Annual Report on Form 10-K.

Table of Contents

PART I

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Our actual results could differ materially from those set forth in the forward-looking statements. Certain factors that might cause such a difference are discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations"; "Safe Harbor for Forward Looking Statements" and "Risk Factors" included elsewhere in this Annual Report on Form 10-K.

ITEM 1. BUSINESS

GENERAL

UniFirst Corporation, a corporation organized under the laws of the Commonwealth of Massachusetts in 1950, together with its subsidiaries, hereunder referred to as "we", "our", the "Company", or "UniFirst", is one of the largest providers of workplace uniforms and protective work wear clothing in the United States. We design, manufacture, personalize, rent, clean, deliver, and sell a wide range of uniforms and protective clothing, including shirts, pants, jackets, coveralls, lab coats, smocks, aprons and specialized protective wear, such as flame resistant and high visibility garments. We also rent industrial wiping products, floor mats, facility service products, restroom supplies, and other non-garment items, and provide first aid cabinet services and other safety supplies, to a variety of manufacturers, retailers and service companies. We serve businesses of all sizes in numerous industry categories. At certain specialized facilities, we also decontaminate and clean work clothes that may have been exposed to radioactive materials and service special cleanroom protective wear.

Our principal services include providing customers with uniforms and other non-garment items, picking up soiled uniforms or other items on a periodic basis (usually weekly), and delivering, at the same time, cleaned and processed items. We offer uniforms in a wide variety of styles, colors, sizes and fabrics and with personalized emblems selected by the customer. Our centralized services, specialized equipment and economies of scale generally allow us to be more cost effective in providing garment services than customers could be themselves, particularly those customers with high employee turnover rates. During fiscal 2012, we manufactured approximately 69% of the garments we placed in service. These were primarily work pants and shirts manufactured at our plants in Cardenas, Ebano and Valles, which are located in San Luis Potosi, Mexico, as well as at subcontract manufacturers that the we utilize to supplement our manufacturing capacity in periods of high demand. Because we design and manufacture a majority of our own uniforms and protective clothes, we can produce custom garment programs for our larger customers, offer a diverse range of such designs within our standard line of garments and better control the quality, price and speed at which we produce such garments. In addition, among our competitors, we believe we have the largest in-house digital image processing capability, allowing us to convert an image provided by a customer into customized, mass producible embroidered emblems, typically within two days.

We have six operating segments: US Rental and Cleaning, Canadian Rental and Cleaning, Manufacturing ("MFG"), Specialty Garments Rental and Cleaning ("Specialty Garments"), First Aid and Corporate. The US Rental and Cleaning and Canadian Rental and Cleaning operating segments have been combined to form the US and Canadian Rental and Cleaning reporting segment. The US and Canadian Rental and Cleaning reporting segment purchases, rents, cleans, delivers and sells, uniforms and protective clothing and non-garment items in the United States and Canada. The Corporate operating segment consists of costs associated with our distribution center, sales and marketing, information systems, engineering, materials management, manufacturing planning, finance, budgeting, human resources, other general and administrative costs and interest expense. The revenues generated from the Corporate operating segment represent certain direct sales we made directly from our distribution center. The products sold by this operating segment are the same products rented and sold by the US and Canadian Rental and Cleaning reporting segments. The MFG operating segment designs and manufactures uniforms and non-garment items solely for the purpose of providing these goods to the US and Canadian Rental and Cleaning reporting segment. The Specialty Garments operating segment purchases, rents, cleans, delivers and sells, specialty garments and non-garment items primarily for nuclear and cleanroom applications. The First Aid operating segment sells first aid cabinet services and other safety supplies. Refer to Note 15, "Segment Reporting", of our Consolidated Financial Statements for our disclosure of segment information.

In fiscal 2012, we generated $1.256 billion in revenue, of which approximately 89% was derived from the US and Canadian Rental and Cleaning and Corporate segments. Specialty Garments and First Aid accounted for approximately 8% and 3% of our 2012 revenues, respectively.

PRODUCTS AND SERVICES

We provide our customers with personalized workplace uniforms and protective work clothing in a broad range of styles, colors, sizes and fabrics. Our uniform products include shirts, pants, jackets, coveralls, lab coats, smocks, aprons and specialized protective wear, such as flame resistant and high visibility garments. At certain specialized facilities, we also decontaminate and clean clothes which may have been exposed to radioactive materials and service special cleanroom protective wear. We also offer non-garment items and services, such as industrial wiping products, floor mats, dry and wet mops, restroom supplies and other textile products.
We offer our customers a range of garment service options, including full-service rental programs in which garments are cleaned and serviced by us, lease programs in which garments are cleaned and maintained by individual employees and purchase programs to buy garments and

related items directly. As part of our rental business, we pick up a customer's soiled uniforms and/or other items on a periodic basis (usually weekly) and deliver back cleaned and processed replacement items. We believe our centralized services, specialized equipment and economies of scale generally allow us to be more cost effective in providing garment and related services than customers would be by themselves, particularly those customers with high employee turnover rates. Our uniform program is intended not only to help our customers foster greater company identity, but to enhance their corporate image and improve employee safety, productivity and morale. We primarily serve our customers pursuant to written service contracts that range in duration from three to five years.

CUSTOMERS

We serve businesses of all sizes in numerous industry categories. During each of the past five years, no single uniform rental customer accounted for more than 1% of our revenues. Our typical customers include automobile service centers and dealers, delivery services, food and general merchandise retailers, food processors and service operations, light manufacturers, maintenance facilities, restaurants, service companies, soft and durable goods wholesalers, transportation companies, and others who require employee clothing for image, identification, protection or utility purposes. Among our largest customers of our conventional uniform rental business are divisions, units, regional operations or franchised agencies of major, nationally recognized organizations. With respect to our Specialty Garment segment, typical customers include government agencies, research and development laboratories, high technology companies and utilities operating nuclear reactors. We currently service over 240,000 customer locations in the United States, Canada and Europe from 219 customer service, distribution and manufacturing facilities.

MARKETING, SALES, AND CUSTOMER SERVICE

We market our products and services to a diverse customer base and to prospects that range across virtually all industry segments. Marketing contact is made through print advertising, direct mail, publicity, trade shows, catalogs, telemarketing, multiple web sites and direct field sales representation. We have built and maintain an extensive, proprietary database of prescreened and qualified business prospects that have been sourced from our various promotional initiatives, including mailers, web site contacts, advertising responses, sales calls and lists purchased from third-party providers. These prospect records serve as a primary targeting resource for our professional sales organization and are constantly updated, expanded and maintained by an in-house team of specialist database qualifiers and managers. To aid in the effective marketing of products and services, we supply sales representatives with an extensive selection of sales aids, brochures, presentation materials and vertical market communications tools. We also provide representatives with detailed on-line profiles of high opportunity markets to educate them to the typical issues, needs and concerns of those markets. This helps establish credibility and aids their ability to deliver value-based solutions.

We employ a large team of trained professional sales representatives whose sole function is to market our services to potential customers and develop new accounts. While most of our sales representatives are capable of presenting a full range of service solutions, some are dedicated to developing business for a limited range of products and services or have a specific market focus.

For example, in select geographic markets we employ teams of dedicated facility services sales representatives who focus exclusively on developing business for our floor care, restroom and related service programs. We employ specialist executive-level salespeople in our National Account Organization—some who specialize in rental programs and some who specialize in direct sale programs—to target the very largest national companies with known uniform and/or facility services program needs. We believe that effective customer service is the most important element in developing and maintaining our market position. Our commitment to service excellence is reflected throughout our organization. Our route sales representatives are the first line of continuing customer contact, but they are supported by local customer service representatives, local service management staff and local operations management leaders, all of whom are focused on addressing the ongoing needs of customers, constantly delivering high-value service and pursuing total customer satisfaction. Our proprietary CRM information system enables us to respond to customer inquiries or issues within 24 hours and our service personnel are specially trained to handle the daily contact work necessary to effectively manage customer relations.

We measure the speed and accuracy of our customer service efforts on a weekly basis and, through our ''Customers for Life'' program, we continuously survey, record and report satisfaction levels as a means of auditing current performance and highlighting areas for improvement.

COMPETITION

The uniform rental and sales industry is highly competitive. The principal methods of competition in the industry are the quality of products, the quality of service and price. We believe that the top four companies in the uniform rental segment of the industry, including UniFirst, currently generate approximately 42% of the industry's volume. Our leading competitors include Cintas Corporation, Aramark Corporation and G&K Services, Inc. The remainder of the market, however, is divided among more than 400 smaller businesses, many of which serve one or a limited number of markets or geographic service areas. In addition to our traditional rental competitors, we may increasingly compete in the future with businesses that focus on selling uniforms and other related items. We also compete with industry competitors for acquisitions.

MANUFACTURING AND SOURCING

We manufactured approximately 69% of all garments which we placed in service during fiscal 2012. These were primarily work pants and shirts manufactured at our plants in Cardenas, Ebano and Valles, which are located in San Luis Potosi, Mexico, as well as at subcontract manufacturers that the we utilize to supplement our manufacturing capacity in periods of high demand. The balance of the garments used in our programs are purchased from a variety of industry suppliers. While we currently acquire the raw materials with which we produce our garments from a limited number of suppliers, we believe that such materials are readily available from other sources. To date, we have experienced no significant difficulty in obtaining any of our raw materials or supplies. Currently, we also manufacture approximately 70% of the mats we place in service at our plant in Cave City, Arkansas.

EMPLOYEES

At August 25, 2012, we employed approximately 11,000 persons. Approximately 2% of our United States employees are represented by a union pursuant to a collective bargaining agreement. We consider our employee relations to be good.

EXECUTIVE OFFICERS

Our executive officers are as follows:

NAME	AGE	POSITION
Ronald D. Croatti	69	Chairman of the Board, President, and Chief Executive Officer
Steven S. Sintros	38	Vice President and Chief Financial Officer
Cynthia Croatti	57	Executive Vice President and Treasurer
Bruce P. Boynton	64	Senior Vice President, Operations
David A. DiFillippo	55	Senior Vice President, Operations
David M. Katz	48	Vice President, Sales and Marketing

The principal occupation and positions for the past five years of our executive officers named above are as follows:

Ronald D. Croatti joined our Company in 1965. Mr. Croatti became Director of our Company in 1982, Vice Chairman of the Board in 1986 and has served as Chief Executive Officer since 1991. He has also served as President since 1995 and Chairman of the Board since 2002. Mr. Croatti has overall responsibility for the management of our Company.

Steven S. Sintros joined our Company in 2004. Mr. Sintros has served as our Vice President and Chief Financial Officer since January 2009 and has primary responsibility for overseeing the financial functions of our Company, as well as our information systems department. Mr. Sintros served as a Finance Manager in 2004 and Corporate Controller from 2005 until January 2009.

Cynthia Croatti joined our Company in 1980. Ms. Croatti has served as Director since 1995, Treasurer since 1982 and Executive Vice President since 2001. In addition, she has primary responsibility for overseeing the human resources and purchasing functions of our Company.

Bruce P. Boynton joined our Company in 1976. Mr. Boynton has served as Senior Vice President, Operations since 2001, is the chief operating officer for our Company's Canadian operations and has primary responsibility for overseeing the operations of certain regions in the United States. From 1986 through 2000, Mr. Boynton served as Vice President, Operations.

David A. DiFillippo joined our Company in 1979. Mr. DiFillippo has served as Senior Vice President, Operations since 2002 and has primary responsibility for overseeing the operations of certain regions in the United States. From 2000 through 2002, Mr. DiFillippo served as Vice President, Central Rental Group and, prior to 2000, he served as a Regional General Manager.

David M. Katz joined our Company as Vice President, Sales and Marketing in January 2009. Mr. Katz has primary responsibility for overseeing the sales and marketing functions of our Company. Prior to joining our Company, Mr. Katz worked for DHL Express where he served as the Northeast Vice President of Field Sales, from 2003 to 2007, the Northeast Vice President of National Account Sales from 2007 to 2008 and the Senior Vice President and General Manager of the Northeast from 2008 until January 2009.

Ronald D. Croatti and Cynthia Croatti are siblings.

ENVIRONMENTAL MATTERS

We, like our competitors, are subject to various federal, state and local laws and regulations governing, among other things, air emissions, wastewater discharges, and the generation, handling, storage, transportation, treatment and disposal of hazardous wastes and other substances. In particular, industrial laundries currently use and must dispose of detergent waste water and other residues, and, in the past, used perchloroethylene and other dry cleaning solvents. We are attentive to the environmental concerns surrounding the disposal of these materials and have through the years taken measures to avoid their improper disposal. Over the years, we have settled, or contributed to the settlement of, actions or claims brought against us relating to the disposal of hazardous materials and there can be no assurance that we will not have to expend material amounts to remediate the consequences of any such disposal in the future. Further, under environmental laws, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in or emanating from such property, as well as related costs of investigation and property damage. Such laws often impose liability without regard to whether the owner or lessee knew of or was responsible for the presence of such hazardous or toxic substances. There can be no assurance that acquired or leased locations have been operated in compliance with environmental laws and regulations or that future uses or conditions will not result in the imposition of liability upon us under such laws or expose us to third-party actions such as tort suits. We continue to address environmental conditions under terms of consent orders negotiated with the applicable environmental authorities or otherwise with respect to sites located in, or related to, Woburn, Massachusetts, Somerville, Massachusetts, Springfield, Massachusetts, Uvalde, Texas, Stockton, California, three sites related to former operations in Williamstown, Vermont, as well as sites located in Goldsboro, North Carolina, Wilmington, North Carolina and Landover, Maryland. For additional discussion refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the risk factor set forth in this Annual Report on Form 10-K.

Our nuclear garment decontamination facilities are licensed by the Nuclear Regulatory Commission, or in certain cases, by the applicable state agency, and are subject to regulation by federal, state and local authorities. In the past, scrutiny and regulation of nuclear facilities and related services have resulted in the suspension of operations at certain nuclear facilities served by us or disruptions in our ability to service such facilities. There can be no assurance that such scrutiny and regulation will not lead to the shut-down of such facilities or otherwise cause material disruptions in our garment decontamination business.

AVAILABLE INFORMATION

We make available free of charge our Proxy Statement, Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, including exhibits and any amendments to those reports, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission. These reports are available on our website at www.unifirst.com. In addition, you may request a copy of our filings, excluding exhibits, by contacting our Investor Relations group at (978) 658-8888 or at UniFirst Corporation, 68 Jonspin Road, Wilmington, MA 01887. Information included on our website is not deemed to be incorporated into this Annual Report on Form 10-K or the documents incorporated by reference into this Annual Report on Form 10-K.

ITEM 1A. RISK FACTORS

The statements in this section, as well as statements described elsewhere in this Annual Report on Form 10-K, or in other SEC filings, describe risks that could materially and adversely affect our business, financial condition and results of operations and the trading price of our securities. These risks are not the only risks that we face. Our business, financial condition and results of operations could also be materially affected by additional factors that are not presently known to us or that we currently consider to be immaterial to our operations.

SAFE HARBOR FOR FORWARD LOOKING STATEMENTS

This Annual Report on Form 10-K and any documents incorporated by reference may contain forward looking statements within the meaning of the federal securities laws. Forward looking statements contained in this Annual Report on Form 10-K and any documents incorporated by reference are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by words such as "estimates," "anticipates," "projects," "plans," "expects," "intends," "believes," "seeks," "could," "should," "may," "will," or the negative versions thereof, and similar expressions and by the context in which they are used. Such forward looking statements are based upon our current expectations and speak only as of the date made. Such statements are highly dependent upon a variety of risks, uncertainties and other important factors that could cause actual results to differ materially from those reflected in such forward looking statements. Such factors include, but are not limited to, uncertainties caused by the continuing adverse worldwide economic conditions, uncertainties regarding our ability to consummate and successfully integrate acquired businesses, uncertainties regarding any existing or newly-discovered expenses and liabilities related to environmental compliance and remediation, our ability to compete successfully without any significant degradation in our margin rates, seasonal and quarterly fluctuations in business levels, our ability to preserve positive labor relationships and avoid becoming the target of corporate labor unionization campaigns that could disrupt our business, the effect of currency fluctuations on our results of operations and financial condition, our dependence on third parties to supply us with raw materials, any loss of key management or other personnel, increased costs as a result of any future changes in federal or state laws, rules and regulations or governmental interpretation of such laws, rules and regulations, uncertainties regarding the price levels of natural gas, electricity, fuel and labor, the impact of adverse economic conditions and the current tight credit markets on our customers and such customers' workforce, the level and duration of workforce reductions by our customers, the continuing increase in domestic healthcare costs, demand and prices for our products and services, rampant criminal activity and instability in Mexico where our principal garment manufacturing plants are located, additional professional and internal costs necessary for compliance with recent and proposed future changes in Securities and Exchange Commission, New York Stock Exchange and accounting rules, strikes and unemployment levels, our efforts to evaluate and potentially reduce internal costs, economic and other developments associated with the war on terrorism and its impact on the economy and general economic conditions. We undertake no obligation to update any forward looking statements to reflect events or circumstances arising after the date on which they are made.

RISKS RELATING TO OUR BUSINESS AND INDUSTRY

We face intense competition within our industry, which may adversely affect our results of operations and financial condition.

The uniform rental and sales industry is highly competitive. The principal methods of competition in the industry are quality of products, quality of service and price. We believe that the top four companies in the uniform rental segment of the industry, including us, currently generate approximately 42% of the industry's volume. Our leading competitors include Aramark Corporation, Cintas Corporation and G&K Services, Inc. The remainder of the market, however, is divided among more than 400 smaller businesses, many of which serve one or a limited number of markets or geographic service areas. In addition to our traditional rental competitors, we may increasingly compete in the future with businesses that focus on selling uniforms and other related items, including single-use disposable garments for use in the nuclear industry. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which could have a material effect on our results of operations and financial condition. We also compete with industry competitors for acquisitions, which has the effect of increasing the price for acquisitions and reducing the number of acquisition candidates available to us. If we pay higher prices for businesses we acquire, our returns on investment and profitability may be reduced.

Adverse economic and business conditions continue to affect our customer base and may continue to negatively impact our sales and operating results.

We supply uniform services to many industries that have been subject to adverse economic and business conditions resulting in shifting employment levels, changes in worker productivity, uncertainty regarding the impacts of rehiring and shifts to offshore manufacturing. As a result, many of our customers have reduced worker headcounts. The economic hardships among our customer base have also caused, and may continue to cause, some of our customers to restrict expenditures or even cease to conduct business. Lost accounts due to financial distress continue to be significant. All of these factors have, and are likely in the future to continue to have, the effect of reducing the number of employees utilizing our uniform services, which adversely affects our sales and results of operations. The current worldwide economic uncertainties and weakness may negatively impact our revenues and operating performance in fiscal 2013 and beyond due to the impact on spending plans and employment levels of our customers and sales prospects.

The expenses we incur to comply with environmental regulations, including costs associated with potential environmental remediation, may prove to be significant and could have a material adverse affect on our results of operations and financial condition.

We, like our competitors, are subject to various federal, state and local laws and regulations governing, among other things, air emissions, wastewater discharges, and the generation, handling, storage, transportation, treatment and disposal of hazardous wastes and other substances. In particular, industrial laundries currently use and must dispose of detergent waste water and other residues, and, in the past, used perchloroethylene and other dry cleaning solvents. We are attentive to the environmental concerns surrounding the disposal of these materials and have, through the years, taken measures to avoid their improper disposal. Over the years, we have settled, or contributed to the settlement of, actions or claims brought against us relating to the disposal of hazardous materials and there can be no assurance that we will not have to expend material amounts to remediate the consequences of any such disposal in the future. Further, under environmental laws, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in or emanating from such property, as well as related costs of investigation and property damage. Such laws often impose liability without regard to whether the owner or lessee knew of or was responsible for the presence of such hazardous or toxic substances. There can be no assurance that acquired or leased locations have been operated in compliance with environmental laws and regulations or that future uses or conditions will not result in the imposition of liability upon us under such laws or expose us to third-party actions such as tort suits.

We continue to address environmental conditions under terms of consent orders negotiated with the applicable environmental authorities or otherwise with respect to sites located in or related to Woburn, Massachusetts, Somerville, Massachusetts, Springfield, Massachusetts, Uvalde, Texas, Stockton, California, three sites related to former operations in Williamstown, Vermont, as well as sites located in Goldsboro, North Carolina, Wilmington, North Carolina and Landover, Maryland.

We have accrued certain costs related to the sites described above as it has been determined that the costs are probable and can be reasonably estimated. We continue to implement mitigation measures and to monitor environmental conditions at the Somerville, Massachusetts site. We also have potential exposure related to an additional parcel of land (the "Central Area") related to the Woburn, Massachusetts site discussed above. Currently, the consent decree for the Woburn site does not define or require any remediation work in the Central Area. The United States Environmental Protection Agency (the "EPA") has provided us and other signatories to the consent decree with comments on the design and implementation of groundwater and soil remedies at the Woburn site and investigation of environmental conditions in the Central Area.

We, and other signatories, have implemented and proposed to do additional work at the Woburn site but many of EPA's comments remain to be resolved. In addition, we have responded to requests from the EPA under the Clean Air Act for information regarding our handling of and operations with respect to the laundering of soiled towels.

On a quarterly basis, we assess each of our environmental sites to determine whether the costs of investigation and remediation of environmental conditions are probable and can be reasonably estimated as well as the adequacy of our accruals with respect to such costs. There can be no assurance that our accruals with respect to our environmental sites will be sufficient or that the costs of remediation and investigation will not substantially exceed our accruals as new facts, circumstances or estimates arise.

Our nuclear garment decontamination facilities are licensed by the Nuclear Regulatory Commission, or in certain cases, by the applicable state agency, and are subject to regulation by federal, state and local authorities. In the past, scrutiny and regulation of nuclear facilities and related services have resulted in the suspension of operations at certain nuclear facilities served by us or disruptions in our ability to service such facilities. There can be no assurance that such scrutiny and regulation will not lead to the shut-down of such facilities or otherwise cause material disruptions in our garment decontamination business.

Recent economic trends could adversely affect our financial performance.

Economic downturns and declines in consumption in our markets may affect the levels of both our sales and profitability. The domestic and global economies and financial and credit markets continue to experience declines or slow growth, general uncertainty and high unemployment. In addition, there continues to be diminished liquidity and credit availability. We believe these conditions have not materially impacted our financial position or liquidity as of August 25, 2012. However, we could be negatively impacted if these conditions continue for a sustained period of time, or if there is further deterioration in financial markets and major economies. The current tight credit conditions in financial markets may continue to adversely affect the ability of our customers and suppliers to obtain financing, which could result in a decrease in, or cancellation of, our services. In addition, weakening economic conditions and outlook may result in a further decline in the level of our customers' spending that could adversely affect our results of operations and liquidity. We are unable to predict the likely duration and severity of the current disruption, weakness and uncertainty in the domestic and global financial markets, including the current market disruptions in Europe, and the related adverse economic conditions.

Our failure to implement successfully our acquisition strategy and to grow our business could adversely affect our ability to increase our revenues and could negatively impact our profitability.

As part of our growth strategy, we intend to continue to actively pursue additional acquisition opportunities. However, as discussed above, we compete with others within our industry for suitable acquisition candidates. This competition may increase the price for acquisitions and reduce the number of acquisition candidates available to us. Moreover, the current economic weakness has resulted in, and may continue to result in, the sale of fewer target businesses at prices consistent with the current market weakness. As a result, acquisition candidates may not be available to us in the future on favorable terms. Even if we are able to acquire businesses on favorable terms, managing growth through acquisition is a difficult process that includes integration and training of personnel, combining plant and operating procedures and additional matters related to the integration of acquired businesses within our existing organization. Unanticipated issues related to integration may result in additional expense or in disruption to our operations, either of which could negatively impact our ability to achieve anticipated benefits. While we believe we will be able to fully integrate acquired businesses, we can give no assurance that we will be successful in this regard.

Growth of our business will likely require us to increase our work force, the scope of our operating and financial systems and the geographic area of our operations. We believe this growth will increase our operating complexity and the level of responsibility for both existing and new management personnel. Managing and sustaining our growth and expansion may require substantial enhancements to our operational and financial systems and controls, as well as additional administrative, operational and financial resources. There can be no assurance that we will be able to manage our expanding operations successfully or that we will be able to maintain or accelerate our growth, and any failure to do so could have an adverse effect on our results of operations and financial condition.

In order to finance such acquisitions, we may need to obtain additional funds either through public or private financings, including bank and other secured and unsecured borrowings and the issuance of debt or equity securities. There can be no assurance that such financings would be available to us on reasonable terms or that any future issuances of securities in connection with acquisitions will not be dilutive to our shareholders.

If we are unable to preserve positive labor relationships or become the target of corporate labor unionization campaigns, the resulting labor unrest could disrupt our business by impairing our ability to produce and deliver our products.

We employ approximately 11,000 persons. Approximately 2% of our United States employees are represented by a union pursuant to a collective bargaining agreement. Competitors within our industry have been the target of corporate unionization campaigns by multiple labor unions. While our management believes that our employee relations are good, we cannot assure you that we will not experience pressure from labor unions or become the target of campaigns similar to those faced by our competitors. The potential for unionization could increase if the United States Congress passes federal "card check" legislation. If we do encounter pressure from labor unions, any resulting labor unrest could disrupt our business by impairing our ability to produce and deliver our products. In addition, significant union representation would require us to negotiate wages, salaries, benefits and other terms with many of our employees collectively and could adversely affect our results of operations by increasing our labor costs or otherwise restricting our ability to maximize the efficiency of our operations.

Our business may be adversely affected by global, national, regional or industry specific economic slowdowns.

Global, national, regional or industry specific economic slowdowns, including the current market disruptions in Europe, as well as events or conditions in a particular area, such as adverse weather and other factors, may adversely affect our operating results. In addition, increases in interest rates that may lead to a decline in economic activity, while simultaneously resulting in higher interest expense to us under our credit facility and floating rate notes, may adversely affect our operating results.

Our failure to retain our current customers and renew our existing customer contracts could adversely affect our results of operations and financial condition.

Our success depends on our ability to retain our current customers and renew our existing customer contracts. Our ability to do so generally depends on a variety of factors, including the quality, price and responsiveness of our services, as well as our ability to market these services effectively and to differentiate ourselves from our competitors. In addition, renewal rates are generally adversely affected by the difficult economic and business conditions. We cannot assure you that we will be able to renew existing customer contracts at the same or higher rates or that our current customers will not turn to competitors, cease operations, elect to self-operate or terminate contracts with us. The failure to renew a significant number of our existing contracts would have an adverse effect on our results of operations and financial condition.

Increases in fuel and energy costs could adversely affect our results of operations and financial condition.

The price of fuel and energy needed to run our vehicles and equipment is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries, regional production patterns, limits on refining capacities, natural disasters and environmental concerns. Any increase in fuel and energy costs could adversely affect our results of operations and financial condition.

Quarterly fluctuations in our nuclear specialty garment business could disproportionately impact our revenue and net income and create volatility in the price of our Common Stock.

Our nuclear decontamination business is affected by shut-downs, outages and clean-ups of the nuclear facilities we service. We are not able to control or predict with certainty when such shut-downs, outages and clean-ups will occur. Our nuclear decontamination business tends to generate more revenue in the first and third fiscal quarters, which is when nuclear power plants typically schedule their plant outages and refuelings and thereby increase nuclear garment utilization. Quarterly fluctuations in our nuclear decontamination business could have a disproportionate impact on revenue and net income and create volatility in the price of our Common Stock.

Our international business results are influenced by currency fluctuations and other risks that could have an adverse effect on our results of operations and financial condition.

A portion of our sales is derived from international markets. Revenue denominated in currencies other than the U.S. dollar represented approximately 9% of total consolidated revenues for each of fiscal 2012, 2011 and 2010. The operating results of our international subsidiaries are translated into U.S. dollars and such results are affected by movements in foreign currencies relative to the U.S. dollar. Our international operations are also subject to other risks, including the requirement to comply with changing and conflicting national and local regulatory requirements; potential difficulties in staffing and labor disputes; managing and obtaining support and distribution for local operations; credit risk or financial condition of local customers; potential imposition of restrictions on investments; potentially adverse tax consequences, including imposition or increase of withholding and other taxes on remittances and other payments by subsidiaries; foreign exchange controls; and local political and social conditions. There can be no assurance that the foregoing factors will not have an adverse effect on our international operations or on our consolidated financial condition and results of operations. We own and operate manufacturing facilities in Mexico. Violence, crime and instability in Mexico has had, and may continue to have, an adverse affect on our operations, including the hijacking of our trucks and the implementation of security measures to protect our employees. We are not insured against such criminal attacks and there can be no assurance that losses that could result from an attack on our trucks or our personnel would not have a material adverse effect on our business, results of operations and financial condition. Operations in developing nations present several additional risks, including greater fluctuation in currencies relative to the U.S. dollar, economic and governmental instability, civil disturbances, volatility in gross domestic production, Foreign Corrupt Practice Act compliance issues and nationalization and expropriation of private assets.

Continuation of current adverse global financial and economic conditions may result in impairment of our goodwill and intangibles.

Our market capitalization over the past couple of years has experienced significant volatility due in part to adverse economic conditions and disruption in the global equity and credit markets. Under accounting principles generally accepted in the United States ("US GAAP"), we may be required to record an impairment charge if changes in circumstances or events indicate that the carrying values of our goodwill and intangible assets exceed their fair value and are not recoverable. Any significant and other-than-temporary decrease in our market capitalization could be an indicator, when considered together with other factors, that the carrying values of our goodwill and intangible assets exceed their fair value, which may result in our recording an impairment charge. In this time of economic uncertainty, we are unable to predict economic trends, but we continue to monitor the impact of changes in economic and financial conditions on our operations and on the carrying value of our goodwill and intangible assets. Should the value of one or more of our acquired intangibles become impaired, our consolidated earnings and net worth may be materially adversely affected.

Our failure to properly and efficiently design, construct, implement and operate our new customer relationship management computer system could adversely affect our operations and financial performance.

We are in the process of modernizing our customer relationship management (CRM) computer systems. The new system will combine ERP solutions and custom-built applications to address, among other areas, account management, billing and customer service. The new system is intended to improve functionality and information flow and increase automation in servicing our customers. As with any major new computer system that includes custom applications, there are risks inherent in the design, construction, implementation and operation of our new CRM system. These risks include the potential failures to properly design the system, to efficiently construct and implement the system and to effectively operate the system. We are using well-regarded third-party consultants to assist us in this process. While we believe that our new CRM system will provide the anticipated information technology and customer service enhancements we expect, no assurances can be given in this regard. The failure to properly and efficiently complete and operate the new system could disrupt our operations and adversely affect our financial results.

Failure to comply with the other state and federal regulations to which we are subject may result in penalties or costs that could have a material adverse effect on our business.

Our business is subject to various other state and federal regulations, including employment laws and regulations, minimum wage requirements, overtime requirements, working condition requirements, citizenship requirements and other laws and regulations. Any appreciable increase in the statutory minimum wage rate, income or overtime pay, adoption of mandated health benefits, changes in OSHA requirements, changes in environmental compliance requirements, or changes to immigration laws and citizenship requirements would likely result in an increase in our labor costs and/or contribute to a shortage of available labor and such cost increase or labor shortage, or the penalties for failing to comply with such statutory minimums or regulations, could have an adverse effect on our business, liquidity and results of operations.

Our business may be subject to seasonal and quarterly fluctuations.

Historically, our revenues and operating results have varied from quarter to quarter and are expected to continue to fluctuate in the future. In addition, our operating results historically have been seasonally lower during the second and fourth fiscal quarters than during the other quarters of the fiscal year. We incur various costs in integrating or establishing newly acquired businesses or start-up operations, and the profitability of a new location is generally expected to be lower in the initial period of its operation than in subsequent periods. Start-up operations in particular lack the support of an existing customer base and require a significantly longer period to develop sales opportunities and meet targeted operating results.

These factors, among others, make it likely that in some future quarters our results of operations may be below the expectations of securities analysts and investors, which could have an adverse effect on the market price of our Common Stock.

Loss of our key management or other personnel could adversely impact our business.

Our success is largely dependent on the skills, experience and efforts of our senior management and certain other key personnel. If, for any reason, one or more senior executives or key personnel were not to remain active in our Company, our results of operations could be adversely affected. Our future success also depends upon our ability to attract and retain qualified managers and technical and marketing personnel, as well as sufficient numbers of hourly workers. There is competition in the market for the services of such qualified personnel and hourly workers and our failure to attract and retain such personnel or workers could adversely affect our results of operations.

We depend on third parties to supply us with raw materials and ship a large portion of our products, and our results of operations could be adversely affected if we are unable to obtain adequate raw materials and ship our products in a timely manner.

We manufactured approximately 69% of all garments which we placed in service during fiscal 2012. These were primarily work pants and shirts manufactured at our plants in Cardenas, Ebano and Valles, which are located in San Luis Potosi, Mexico as well as at subcontract manufacturers that the we utilize to supplement our manufacturing capacity in periods of high demand. The balance of the garments used in our programs are purchased from a variety of industry suppliers. While we currently acquire the raw materials with which we produce our garments from a limited number of suppliers, we believe that such materials are readily available from other sources. To date, we have experienced no significant difficulty in obtaining any of our raw materials or supplies. However, if we were to experience difficulty obtaining any of our raw materials from such suppliers and were unable to obtain new materials or supplies from other industry suppliers, it could adversely affect our results of operations.

We utilize United Parcel Service and other common carriers to ship a large portion of our products. Strikes or other service interruptions affecting such carriers could impair our ability to deliver products on a timely and cost-effective basis. In addition, because we typically bear the cost of shipment to our customers, any increase in shipping rates could adversely affect our operating results.

Unexpected events could disrupt our operations and adversely affect our operating results.

Unexpected events, including, without limitation, fires at facilities, natural disasters, such as hurricanes and tornados, public health emergencies, war or terrorist activities, unplanned utility outages, supply disruptions, failure of equipment or information systems, temporary or long-term disruption of our computer systems, or changes in laws and/or regulations impacting our business, could adversely affect our operating results. These events could result in disruption of customer service, physical damage to one or more key operating facilities, the temporary closure of one or more key operating facilities or the temporary disruption of information systems. In addition, the destruction or temporary loss of our distribution facility in Owensboro, Kentucky would have a material adverse effect on our operations and financial results.

Changes in or new interpretations of the governmental regulatory framework may affect our contract terms and may reduce our sales or profits.

A portion of our total consolidated revenues is derived from business with U.S. federal, state and local governments and agencies. Changes or new interpretations in, or changes in the enforcement of, the statutory or regulatory framework applicable to services provided under governmental contracts or bidding procedures could result in fewer new contracts or contract renewals, modifications to the methods we apply to price government contracts or in contract terms of shorter duration than we have historically experienced, any of which could result in lower sales or profits than we have historically achieved, which could have an adverse effect on our results of operations.

The price of our Common Stock may be highly volatile, which could result in significant price declines.

The price of our Common Stock may experience significant volatility. Such volatility may be caused by fluctuations in our operating results, changes in earnings estimated by investment analysts, the number of shares of our Common Stock traded each day, the degree of success we achieve in implementing our business and growth strategies, changes in business or regulatory conditions affecting us, our customers or our competitors and other factors. In addition, the New York Stock Exchange historically has experienced extreme price and volume fluctuations that often have been unrelated to, or disproportionate to, the operating performance of its listed companies. These fluctuations, as well as general economic, political and market conditions, may adversely affect the market price of our Common Stock.

We are controlled by our principal shareholders, and our other shareholders may be unable to affect the outcome of shareholder voting.

As of October 12, 2012, to the Company's knowledge, the members of the Croatti family owned, directly or indirectly, in the aggregate approximately 411,087 shares of our Common Stock and approximately 4,885,277 shares of our Class B Common Stock, which represents approximately 26.5% of the aggregate number of outstanding shares of our Common Stock and Class B Common Stock, but approximately 77.1% of the combined voting power of the outstanding shares of our Common Stock and Class B Common Stock. As a result, the members of the Croatti family, acting with other family members, could effectively control most matters requiring approval by our shareholders, including the election of a majority of the directors. While historically the members of the Croatti family have individually voted their respective shares of Class B Common Stock in the same manner, there is no contractual understanding requiring this and there is no assurance that the family members will continue to individually vote their shares of Class B Common Stock in the same manner. This voting control by the members of the Croatti family, together with certain provisions of our by-laws and articles of organization, could have the effect of delaying, deferring or preventing a change in control of our Company that would otherwise be beneficial to our public shareholders.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

As of August 25, 2012, we owned or leased approximately 240 facilities containing an aggregate of approximately 5.8 million square feet located in the United States, Canada, Mexico and Europe. We owned 116 of these facilities, containing approximately 4.6 million square feet. These facilities include our 320,000 square foot Owensboro, Kentucky distribution center and almost all of our industrial laundry processing plants. We believe our industrial laundry facilities are among the most modern in the industry.

We own substantially all of the machinery and equipment used in our operations. We believe that our facilities and our production, cleaning and decontamination equipment have been well maintained and are adequate for our present needs. We also own a fleet of approximately 3,000 delivery vans, trucks and other vehicles.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we are subject to legal proceedings and claims arising from the current conduct of our business operations, including personal injury, customer contract, employment claims and environmental matters as described in our Consolidated Financial Statements. We maintain insurance coverage providing indemnification against many of such claims, and we do not expect that we will sustain any material loss as a result thereof.

In addition, we, like our competitors, are subject to various federal, state and local laws and regulations governing, among other things, the generation, handling, storage, transportation, treatment and disposal of hazardous wastes and other substances. In particular, industrial laundries currently use and must dispose of detergent waste water and other residues, and, in the past, used perchloroethylene and other dry cleaning solvents. Over the years, we have settled, or contributed to the settlement of, actions or claims brought against us relating to the disposal of hazardous materials and there can be no assurance that we will not have to expend material amounts to remediate the consequences of any such disposal in the future. Further, under environmental laws, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in or emanating from such property, as well as related costs of investigation and property damage. Such laws often impose liability without regard to whether the owner or lessee knew of or was responsible for the presence of such hazardous or toxic substances. There can be no assurance that acquired or leased locations have been operated in compliance with environmental laws and regulations or that future uses or conditions will not result in the imposition of liability upon us under such laws or expose us to third-party actions such as tort suits. Refer to Note 11, "Commitments and Contingencies", of our Consolidated Financial Statements for further discussion.

ITEM 4. MINE SAFETY DISCLOSURES

Not Applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

COMMON STOCK INFORMATION

Our Common Stock trades on the New York Stock Exchange under the symbol "UNF", while our Class B Common Stock is not publicly traded. The following table sets forth, for the periods indicated, the high and low closing prices of our Common Stock on the New York Stock Exchange, and the dividends per share paid on our Common Stock and Class B Common Stock.

	Price Per Share		Dividends Per Share	
	High	Low	Common Stock	Class B Common Stock
Year ended August 25, 2012				
First Quarter	$ 55.40	$ 43.82	$ 0.0375	$ 0.0300
Second Quarter	62.48	54.07	0.0375	0.0300
Third Quarter	61.92	57.04	0.0375	0.0300
Fourth Quarter	68.68	56.24	0.0375	0.0300

	Price Per Share		Dividends Per Share	
	High	Low	Common Stock	Class B Common Stock
Year ended August 27, 2011				
First Quarter	$ 52.14	$ 39.26	$ 0.0375	$ 0.0300
Second Quarter	57.59	51.27	0.0375	0.0300
Third Quarter	57.26	50.09	0.0375	0.0300
Fourth Quarter	60.49	45.88	0.0375	0.0300

The approximate number of shareholders of record of our Common Stock and Class B Common Stock as of October 12, 2012 was 75 and 24, respectively. We believe that the number of beneficial owners of our Common Stock is substantially greater than the number of record holders because a large portion of our Common Stock is held of record in broker "street names."

We have paid regular quarterly dividends since 1983 and intend to continue such policy subject to, among other factors, our earnings, financial condition, capital requirements and tax law changes. No dividends will be payable unless declared by our Board of Directors and then only to the extent funds are legally available for the payment of such dividends. In the event that our Board of Directors votes to pay a dividend, our Common Stock must receive a dividend equal to no less than 125% of any dividend paid on the Class B Common Stock. On July 2, 2012, our Board of Directors declared a quarterly dividend of $0.0375 and $0.0300 per share on our Common Stock and Class B Common Stock, respectively, which was paid on October 1, 2012 to shareholders of record on September 10, 2012.

The following table sets forth information concerning our equity compensation plans as of August 25, 2012.

	Equity Compensation Plan Information		
Plan category	Number of securities to be issued upon exercise of outstanding options and stock appreciation rights	Weighted average exercise price of outstanding options and stock appreciation rights	Number of securities remaining available for future issuance under equity compensation plan (excluding securities referenced in column (a))
	(a)		
Equity compensation plans approved by security holders	560,270	$ 41.74	482,080
Equity compensation plans not approved by security holders	—	N/A	—
Total	560,270	$ 41.74	482,080

Stock Performance Graph

Set forth below is a line graph comparing the yearly percentage change in the cumulative total shareholder return on our Common Stock, based on the market price of our Common Stock, with the cumulative total shareholder return of a peer group and of companies within the Standard & Poor's 500 Stock Index, in each case assuming reinvestment of dividends. The calculation of cumulative total shareholder return assumes a $100 investment in our Common Stock, the peer group and the S&P 500 Stock Index on August 31, 2007. The peer group is composed of Cintas Corporation and G & K Services, Inc.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among UniFirst Corporation, the S&P 500 Index, and a Peer Group



$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
8/07
8/08
8/09
8/10
8/11
8/12
UniFirst Corporation
S&P 500
Peer Group

*$100 invested on 8/31/07 in stock or index, including reinvestment of dividends.
Fiscal year ending August 31.

ITEM 6. SELECTED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with our Consolidated Financial Statements and Notes to Consolidated Financial Statements included in Item 8.

The selected consolidated balance sheet data set forth below as of August 25, 2012 and August 27, 2011 and the selected consolidated income statement data for the three years in the period ended August 25, 2012 are derived from our audited Consolidated Financial Statements included in this Annual Report on Form 10-K. All other selected consolidated financial data set forth below are derived from our audited financial statements not included in this Annual Report on Form 10-K. Current accounting guidance requires the income per share for each class of common stock to be calculated assuming 100% of our earnings are distributed as dividends to each class of common stock based on their respective dividend rights. Our Common Stock has a 25% dividend preference to our Class B Common Stock. The Class B Common Stock, which has ten votes per share as opposed to one vote per share for the Common Stock, is not freely transferable but may be converted at any time on a one-for-one basis into Common Stock at the option of the holder of the Class B Common Stock.

Five Year Financial Summary
UniFirst Corporation and Subsidiaries

Fiscal Year Ended August (In thousands, except per share data)	2012	2011	2010	2009	2008
Selected Balance Sheet Data:					
Total assets	$1,240,534	$1,141,520	$1,092,295	$1,002,099	$ 981,667
Long-term debt	$ 104,685	$ 120,296	$ 181,464	$ 182,015	$ 235,539
Shareholders' equity	$ 896,925	$ 797,942	$ 708,050	$ 627,035	$ 556,770
Selected Income Statement Data:					
Revenues	$1,256,289	$1,134,126	$1,025,939	$1,013,416	$1,023,175
Depreciation and amortization	$ 66,439	$ 64,733	$ 61,477	$ 57,789	$ 53,784
Income from operations	$ 151,108	$ 123,973	$ 130,272	$ 134,036	$ 108,638
Other expense, net	$ 374	$ 3,401	$ 7,420	$ 7,571	$ 9,939
Provision for income taxes	$ 55,745	$ 44,086	$ 46,444	$ 50,613	$ 37,721
Net income	$ 94,989	$ 76,486	$ 76,408	$ 75,852	$ 60,978
Income per share:					
Basic - Common stock	$ 5.02	$ 4.05	$ 4.11	$ 4.14	$ 3.33
Basic - Class B Common Stock	$ 4.01	$ 3.24	$ 3.29	$ 3.31	$ 2.66
Diluted - Common stock	$ 4.76	$ 3.85	$ 3.90	$ 3.92	$ 3.15
Dividends per share:					
Common stock	$ 0.15	$ 0.15	$ 0.15	$ 0.15	$ 0.15
Class B Common Stock	$ 0.12	$ 0.12	$ 0.12	$ 0.12	$ 0.12

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Business Overview

UniFirst Corporation, together with its subsidiaries, hereunder referred to as "we", "our", the "Company", or "UniFirst", is one of the largest providers of workplace uniforms and protective clothing in the United States. We design, manufacture, personalize, rent, clean, deliver, and sell a wide range of uniforms and protective clothing, including shirts, pants, jackets, coveralls, lab coats, smocks, aprons and specialized protective wear, such as flame resistant and high visibility garments. We also rent industrial wiping products, floor mats, facility service products and other non-garment items, and provide first aid cabinet services and other safety supplies, to a variety of manufacturers, retailers and service companies.

We serve businesses of all sizes in numerous industry categories. Typical customers include automobile service centers and dealers, delivery services, food and general merchandise retailers, food processors and service operations, light manufacturers, maintenance facilities, restaurants, service companies, soft and durable goods wholesalers, transportation companies, and others who require employee clothing for image, identification, protection or utility purposes. We also provide our customers with restroom supplies, including air fresheners, paper products and hand soaps.

At certain specialized facilities, we also decontaminate and clean work clothes that may have been exposed to radioactive materials and service special cleanroom protective wear. Typical customers for these specialized services include government agencies, research and development laboratories, high technology companies and utilities operating nuclear reactors.

We continue to expand into additional geographic markets through acquisitions and organic growth. We currently service over 240,000 customer locations in the United States, Canada and Europe from 219 customer service, distribution and manufacturing facilities.

US GAAP establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information of those segments to be presented in interim financial reports issued to shareholders. Operating segments are identified as components of an enterprise for which separate discrete financial information is available for evaluation by the chief operating decision-maker, or decision-making group, in making decisions on how to allocate resources and assess performance. Our chief operating decision-maker is our chief executive officer. We have six operating segments based on the information reviewed by our chief executive officer: US Rental and Cleaning, Canadian Rental and Cleaning, Manufacturing ("MFG"), Specialty Garments Rental and Cleaning ("Specialty Garments"), First Aid and Corporate. The US Rental and Cleaning and Canadian Rental and Cleaning operating segments have been combined to form the US and Canadian Rental and Cleaning reporting segment. Refer to Note 15, "Segment Reporting", of our Consolidated Financial Statements for our disclosure of segment information.

The US and Canadian Rental and Cleaning reporting segment purchases, rents, cleans, delivers and sells, uniforms and protective clothing and non-garment items in the United States and Canada. The operations of the US and Canadian Rental and Cleaning reporting segment are referred to by us as our 'industrial laundry operations' and we refer to the locations related to this reporting segment as our 'industrial laundries'.

The MFG operating segment designs and manufactures uniforms and non-garment items primarily for the purpose of providing these goods to the US and Canadian Rental and Cleaning reporting segment. The amounts reflected as revenues of MFG are generated when goods are shipped from our manufacturing facilities, or subcontract manufacturers, to our other locations. These revenues are recorded at a transfer price which is typically in excess of the actual manufacturing cost. Products are carried in inventory and subsequently placed in service and amortized at this transfer price. On a consolidated basis, intercompany MFG revenues and MFG income are eliminated and the carrying value of inventories and rental merchandise in service is reduced to the manufacturing cost. Income before income taxes from MFG, net of the intercompany MFG elimination, offsets the merchandise amortization costs incurred by the US and Canadian Rental and Cleaning reporting segment as the merchandise costs of this reporting segment are amortized and recognized based on inventories purchased from MFG at the transfer price which is above our manufacturing cost.

The Corporate operating segment consists of costs associated with our distribution center, sales and marketing, information systems, engineering, materials management, manufacturing planning, finance, budgeting, human resources, other general and administrative costs and interest expense. The revenues generated from the Corporate operating segment represent certain direct sales made directly from our distribution center. The products sold by this operating segment are the same products rented and sold by the US and Canadian Rental and Cleaning reporting segment. In the segment disclosures in Note 15, "Segment Reporting", of our Consolidated Financial Statements, no assets or capital expenditures are presented for the Corporate operating segment as no assets are allocated to this operating segment in the information reviewed by our chief executive officer. However, depreciation and amortization expense related to certain assets are reflected in income from operations and income before income taxes for the Corporate operating segment. The assets that give rise to this depreciation and amortization are included in the total assets of the US and Canadian Rental and Cleaning reporting segment as this is how they are tracked and reviewed by us.

We refer to our US and Canadian Rental and Cleaning, MFG, and Corporate segments combined as our "core laundry operations".

The Specialty Garments operating segment purchases, rents, cleans, delivers and sells, specialty garments and non-garment items primarily for nuclear and cleanroom applications. The First Aid operating segment sells first aid cabinet services and other safety supplies.

Approximately 89% of our revenues in fiscal 2012 were derived from US and Canadian Rental and Cleaning, and Corporate. A key driver of this business is the number of workers employed by our customers. Our revenues are directly impacted by fluctuations in these employment levels. Revenues from Specialty Garments, which accounted for 8% of our 2012 revenues, increase during outages and refueling by nuclear power plants, as garment usage increases at these times. First Aid represented 3% of our total revenue in fiscal 2012.

Critical Accounting Policies and Estimates

We believe the following critical accounting policies reflect our more significant judgments and estimates used in the preparation of our Consolidated Financial Statements.

Use of Estimates

We prepare our financial statements in conformity with US GAAP, which requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. These estimates are based on historical information, current trends, and information available from other sources. The actual results could differ from our estimates.

Foreign Currency Translation

The functional currency of our foreign operations is the local country's currency. Transaction gains and losses, including gains and losses on our intercompany transactions, are included in other expense (income), in the accompanying Consolidated Statements of Income. Assets and liabilities of operations outside the United States are translated into U.S. dollars using period-end exchange rates. Revenues and expenses are translated at the average exchange rates in effect during each month of the fiscal year. The effects of foreign currency translation adjustments are included in shareholders' equity as a component of accumulated other comprehensive income in the accompanying Consolidated Balance Sheets.

Revenue Recognition and Allowance for Doubtful Accounts

We recognize revenue from rental operations in the period in which the services are provided. Direct sale revenue is recognized in the period in which the services are performed or when the product is shipped. Our judgment and estimates are used in determining the collectability of accounts receivable and evaluating the adequacy of the allowance for doubtful accounts. We consider specific accounts receivable and historical bad debt experience, customer credit worthiness, current economic trends and the age of outstanding balances as part of our evaluation. Changes in our estimates are reflected in the period they become known. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Material changes in our estimates may result in significant differences in the amount and timing of bad debt expense recognition for any given period. Our revenues do not include taxes we collect from our customers and remit to governmental authorities.

Inventories and Rental Merchandise in Service

Our inventories are stated at the lower of cost or market value, net of any reserve for excess and obsolete inventory. Judgments and estimates are used in determining the likelihood that new goods on hand can be sold to our customers or used in our rental operations. Historical inventory usage and current revenue trends are considered in estimating both excess and obsolete inventories. If actual product demand and market conditions are less favorable than the amount we projected, additional inventory write-downs may be required. We use the first-in, first-out ("FIFO") method to value our inventories, which primarily consist of finished goods.

Rental merchandise in service is being amortized on a straight-line basis over the estimated service lives of the merchandise, which range from 6 to 36 months. In establishing estimated lives for merchandise in service, our management considers historical experience and the intended use of the merchandise. Material differences may result in the amount and timing of operating profit for any period if we make significant changes to our estimates.

Goodwill, Intangibles and Other Long-Lived Assets

In accordance with US GAAP, we do not amortize goodwill. Instead, current accounting guidance requires that companies test goodwill for impairment on an annual basis. In addition, US GAAP requires that companies test goodwill if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit to which goodwill is assigned below its carrying amount. Our evaluation considers changes in the operating environment, competitive information, market trends, operating performance and cash flow modeling.

We complete our annual impairment test in the fourth quarter of each fiscal year and there have been no impairments of goodwill or other intangible assets in fiscal 2012, 2011 or 2010.

We cannot predict future economic conditions or the future market value of our stock or their impact on the Company. A decline in our market capitalization and/or deterioration in general economic conditions could negatively and materially impact our assumptions and assessment of the fair value of our business. If general economic conditions or our financial performance deteriorate, we may be required to record a goodwill impairment charge in the future which could have a material impact on our financial condition and results of operations.

Property, plant and equipment, and definite-lived intangible assets are depreciated or amortized over their useful lives. Useful lives are based on our estimates of the period that the assets will generate revenue. Long-lived assets are evaluated for impairment whenever events or circumstances indicate an asset may be impaired. There were no impairments of property, plant and equipment, or definite-lived intangible assets in fiscal 2012, 2011 or 2010.

Insurance

We self-insure for certain obligations related to health, workers' compensation, vehicles and general liability programs. We also purchase stop-loss insurance policies to protect ourselves from catastrophic losses. Judgments and estimates are used in determining the potential value associated with reported claims and for events that have occurred, but have not been reported. Our estimates consider historical claim experience and other factors. Our liabilities are based on our estimates, and, while we believe that our accruals are adequate, the ultimate liability may be significantly different from the amounts recorded. Changes in our claim experience, our ability to settle claims or other estimates and judgments we use could have a material impact on the amount and timing of expense for any given period.

Environmental and Other Contingencies

We are subject to legal proceedings and claims arising from the conduct of our business operations, including environmental matters, personal injury, customer contract matters and employment claims. Accounting principles generally accepted in the United States require that a liability for contingencies be recorded when it is probable that a liability has occurred and the amount of the liability can be reasonably estimated. Significant judgment is required to determine the existence of a liability, as well as the amount to be recorded. We regularly consult with our attorneys and outside consultants, in our consideration of the relevant facts and circumstances, before recording a contingent liability. We record accruals for environmental and other contingencies based on enacted laws, regulatory orders or decrees, our estimates of costs, insurance proceeds, participation by other parties, the timing of payments, and the input of our attorneys and outside consultants.

The estimated liability for environmental contingencies has been discounted using risk-free interest rates ranging from 1.7% to 2.8% over periods ranging from ten to thirty years. The estimated current costs, net of legal settlements with insurance carriers, have been adjusted for the estimated impact of inflation at 3% per year. Changes in enacted laws, regulatory orders or decrees, our estimates of costs, risk-free interest rates, insurance proceeds, participation by other parties, the timing of payments and the input of our attorneys and outside consultants based on changing legal or factual circumstances could have a material impact on the amounts recorded for our environmental and other contingent liabilities. Refer to Note 11, "Commitments and Contingencies", of our Consolidated Financial Statements for additional discussion and analysis.

Asset Retirement Obligations

Under US GAAP, asset retirement obligations generally apply to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. Current accounting guidance requires that we recognize asset retirement obligations in the period in which they are incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset.

We have recognized as a liability the present value of the estimated future costs to decommission our nuclear laundry facilities in accordance with US GAAP. We depreciate, on a straight-line basis, the amount added to property, plant and equipment and recognize accretion expense in connection with the discounted liability over the various remaining lives which range from approximately one to thirty-two years.

Our estimated liability has been based on historical experience in decommissioning nuclear laundry facilities, estimated useful lives of the underlying assets, external vendor estimates as to the cost to decommission these assets in the future, and federal and state regulatory requirements. The estimated current costs have been adjusted for the estimated impact of inflation at 3% per year. The liability has been discounted using credit-adjusted risk-free rates that range from approximately 7.0% to 7.5%. Revisions to the liability could occur due to changes in the estimated useful lives of the underlying assets, estimated dates of decommissioning, changes in decommissioning costs, changes in federal or state regulatory guidance on the decommissioning of such facilities, or other changes in estimates. Changes due to revisions in our estimates will be recognized by adjusting the carrying amount of the liability and the related long-lived asset if the assets are still in service, or charged to expense in the period if the assets are no longer in service.

Derivative Financial Instruments

US GAAP requires that all our derivative instruments be recorded as other assets or other liabilities at fair value. All subsequent changes in a derivative's fair value are recognized in income, unless specific hedge accounting criteria are met. Cash flows associated with derivatives are classified in the same category as the cash flows hedged in our Consolidated Statements of Cash Flows.

Derivative instruments that qualify for hedge accounting are classified as a hedge of the variability of cash flows to be paid related to a recognized liability or a forecasted transaction. Changes in the fair value of a derivative that is highly effective and designated as a cash flow hedge are recognized in accumulated other comprehensive income (loss) until expense from the cash flows of the hedged items are recognized. We perform an assessment at the inception of the hedge and on a quarterly basis thereafter, to determine whether our derivatives are highly effective in offsetting changes in the value of the hedged items. Any changes in the fair value resulting from hedge ineffectiveness, is immediately recognized as income or expense.

Our hedging activities are transacted only with highly rated institutions, which reduces our exposure to credit risk in the event of nonperformance. As of August 25, 2012 and August 27, 2011, we had no outstanding derivative instruments.

Supplemental Executive Retirement Plan and other Pension Plans

We recognize pension expense on an accrual basis over our employees' estimated service periods. Pension expense is generally independent of funding decisions or requirements.

The calculation of pension expense and the corresponding liability requires us to use a number of critical assumptions, including the expected long-term rate of return on plan assets and the assumed discount rate. Changes in our assumptions can result in different expense and liability amounts, and future actual expense can differ from these assumptions. Pension expense increases as the expected rate of return on pension plan assets decreases. Future changes in plan asset returns, assumed discount rates and various other factors related to the participants in our pension plans will impact our future pension expense and liabilities. We cannot predict with certainty what these factors will be in the future.

Income Taxes

We compute income tax expense by jurisdiction based on our operations in each jurisdiction. Deferred income taxes are provided for temporary differences between the amounts recognized for income tax and financial reporting purposes at currently enacted tax rates.

We are periodically reviewed by U.S. domestic and foreign tax authorities regarding the amount of taxes due. These reviews typically include inquiries regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. In evaluating our exposure associated with various filing positions, we have recorded estimated reserves. Refer to Note 4, "Income Taxes", of our Consolidated Financial Statements for further discussion regarding our accounting for income taxes and uncertain tax positions for financial accounting purposes.

Results of Operations

The following table presents, as a percent of total revenue, certain selected financial data for our three fiscal years ended August 25, 2012, August 27, 2011 and August 28, 2010.

(In thousands, except for percentages)	FY 2012	% of Revenues	FY 2011	% of Revenues	FY 2010	% of Revenues	% Change FY 2012 vs. FY 2011	% Change FY 2011 vs. FY 2010
Revenues	$ 1,256,289	100.0%	$ 1,134,126	100.0%	$ 1,025,939	100.0%	10.8 %	10.5%
Costs and expenses:								
Cost of revenue (1)	797,944	63.5	712,309	62.8	620,727	60.5	12.0	14.8
Selling and administrative expenses (1)	**240,798**	**19.2**	**233,111**	**20.6**	**213,463**	**20.8**	**3.3**	**9.2**
Depreciation and amortization	66,439	5.3	64,733	5.7	61,477	6.0	2.6	5.3
	1,105,181	**88.0**	**1,010,153**	**89.1**	**895,667**	**87.3**	**9.4**	**12.8**
Income from operations	**151,108**	**12.0**	**123,973**	**10.9**	**130,272**	**12.7**	**21.9**	**-4.8**
Other expense (income)	374	0.0	3,401	0.3	7,420	0.7	-89.0	-54.2
Income before income taxes	150,734	12.0	120,572	10.6	122,852	12.0	25.0	-1.9
Provision for income taxes	**55,745**	**4.4**	**44,086**	**3.9**	**46,444**	**4.5**	**26.4**	**-5.1**
Net income	**$ 94,989**	**7.6%**	**$ 76,486**	**6.7%**	**$ 76,408**	**7.4%**	**24.2 %**	**0.1%**

(1) Exclusive of depreciation on our property, plant and equipment and amortization of our intangible assets.

Revenues and income (loss) from operations by reporting segment for the three fiscal years ended August 25, 2012, August 27, 2011, and August 28, 2010, are presented in the following table. Refer to Note 15, "Segment Reporting", of our Consolidated Financial Statements for discussion of our reporting segments.

(In thousands)	Fiscal year ended August 2012	2011	2010
Segment Information			
Revenues			
US and Canadian Rental and Cleaning	$ 1,099,421	$ 986,028	$ 899,791
MFG	160,421	160,042	99,256
Net intercompany MFG elimination	(160,421)	(160,042)	(99,256)
Corporate	12,902	10,929	8,074
Subtotal: Core Laundry Operations	1,112,323	996,957	907,865
Specialty Garments	102,758	103,322	88,001
First Aid	41,208	33,847	30,073
Total consolidated revenues	$ 1,256,289	$ 1,134,126	$ 1,025,939
Income (loss) from operations			
US and Canadian Rental and Cleaning	$ 164,793	$ 144,431	149,464
MFG	50,036	48,839	35,970
Net intercompany MFG elimination	(5,168)	(8,807)	(5,982)
Corporate	(76,376)	(78,738)	(65,106)
Subtotal: Core Laundry Operations	133,285	105,725	114,346
Specialty Garments	13,460	15,292	13,891
First Aid	4,363	2,956	2,035
Total income from operations	$ 151,108	$ 123,973	$ 130,272

General

We derive our revenues through the design, manufacture, personalization, rental, cleaning, delivering, and selling of a wide range of uniforms and protective clothing, including shirts, pants, jackets, coveralls, lab coats, smocks and aprons and specialized protective wear, such as flame resistant and high visibility garments. We also rent industrial wiping products, floor mats, facility service products, other non-garment items, and provide first aid cabinet services and other safety supplies, to a variety of manufacturers, retailers and service companies. We have five reporting segments, US and Canadian Rental and Cleaning, Manufacturing ("MFG"), Corporate, Specialty Garments Rental and Cleaning ("Specialty Garments"), and First Aid. We refer to the US and Canadian Rental and Cleaning, MFG, and Corporate reporting segments combined as our "core laundry operations."

Cost of revenues include merchandise costs related to the amortization of rental merchandise in service and direct sales as well as labor and other production, service and delivery costs, and distribution costs associated with operating our core laundry operations, Specialty Garments facilities, and First Aid locations. Selling and administrative costs include costs related to our sales and marketing functions as well as general and administrative costs associated with our corporate offices and operating locations including information systems, engineering, materials management, manufacturing planning, finance, budgeting, and human resources.

As part of our recent revenue growth, we have been experiencing increased merchandise costs. This increase has been primarily due to our increased investment in merchandise to the levels needed to support our growing wearer base. During fiscal 2009 and early fiscal 2010, our results of operations benefited from our utilization of used garments that our customers returned to us as a result of reductions in their workforces. Since then, we have put significantly more new garments into service to meet the day-to-day needs of our existing wearer base. In addition, increased new account sales, including some larger national accounts, have also required us to make a large initial investment in merchandise. The increased merchandise cost is also the result of strong growth in our flame resistant and high visibility product lines. This growth is the result of increased oil and natural gas exploration as well as enhanced regulatory requirements that have caused uniform wearers in a number of industries to convert to these more protective garments.

The price of fuel and energy needed to run our vehicles and equipment is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries, regional production patterns, limits on refining capacities, natural disasters and environmental concerns. As discussed below, the recent increases in fuel costs have had a negative impact on our delivery and production costs. Further increases in fuel costs could impact our results going forward.

The current worldwide economic uncertainty may negatively impact our revenues and operating performance in fiscal 2013 and beyond due to the impact on spending plans and employment levels of our customers and sales prospects. Throughout fiscal 2012, U.S. and Canadian unemployment rates remained high, which had a negative effect on wearer levels and, as a result, on our business.

Fiscal Year Ended August 25, 2012 Compared with Fiscal Year Ended August 27, 2011

Revenues

	August 25, 2012	August 27, 2011	Dollar Change	Percent Change
	(In thousands, except percentages)			
Core Laundry Operations	$ 1,112,323	$ 996,957	$ 115,366	11.6%
Specialty Garments	102,758	103,322	(564)	-0.5
First Aid	41,208	33,847	7,361	21.7
Total consolidated revenues	$ 1,256,289	$ 1,134,126	$ 122,163	10.8%

In fiscal 2012, our consolidated revenues increased by $122.2 million from the comparable period in 2011, or 10.8%. This increase was primarily driven by a $115.4 million increase in our core laundry operations. Core laundry revenues increased to $1.112 billion in fiscal 2012 from $997.0 million in fiscal 2011, or 11.6%. This increase was primarily attributable to positive organic growth of 10.8%. Organic growth is comprised of new sales, additions to our existing customer base and price increases, offset by lost accounts and reductions to our existing customer base. Organic growth in fiscal 2012 was impacted by strong new accounts sales as well as an improved overall pricing environment. Strong growth in our flame resistant and high visibility product lines also contributed to our top line gains. Wearer levels at our existing accounts for the year were effectively flat, which reflects the impact of continued high unemployment. The positive organic growth in our core laundry operations was accompanied by positive acquisition-related growth of 1.0% and was partially offset by the effect of an unfavorable fluctuation in the Canadian foreign exchange rate, which accounted for a 0.2% decrease in revenue during fiscal year 2012.

Specialty Garments' revenue decreased from $103.3 million in fiscal 2011 to $102.8 million in fiscal 2012, or 0.5%. The decrease was primarily the result of the completion of two large power reactor rebuild projects. First Aid revenues increased 21.7%, from $33.8 million in fiscal 2011 to $41.2 million in fiscal 2012. This increase was the result of improved performance from each of the segment's operations: the wholesale distribution, pill packaging, and van-based operations.

Cost of revenues

Cost of revenues increased from 62.8% of revenues, or $712.3 million, in fiscal 2011 to 63.5% of revenues, or $797.9 million, in fiscal 2012. This increase was primarily the result of higher merchandise costs. Partially offsetting these higher merchandise costs were lower energy costs. In addition, due to the strong revenue growth, the Company benefited from lower payroll, payroll-related and other production costs as a percentage of revenues.

Selling and administrative expense

Our selling and administrative expenses decreased to 19.2% of revenues, or $240.8 million, in fiscal 2012 from 20.6% of revenues, or $233.1 million, in fiscal 2011. This decrease was due principally to lower payroll and payroll-related costs as a percent of revenues, primarily due to the strong revenue growth we experienced in fiscal 2012. Fiscal 2012 results also benefited from a settlement we entered into during our third fiscal quarter of 2012 related to environmental litigation that resulted in us recognizing a pre-tax gain of approximately $6.7 million.

Depreciation and amortization

Our depreciation and amortization expense was $66.4 million, or 5.3% of revenues, in fiscal 2012 compared to $64.7 million, or 5.7% of revenues in fiscal 2011. Depreciation and amortization expense increased due to capital expenditure and acquisition activity but decreased as a percentage of revenues due to the strong revenue growth we experienced in fiscal 2012.

Income from operations

For the year ended August 25, 2012, the changes in revenues in our core laundry operations, Specialty Garments and First Aid segments, as well as the changes in our costs discussed above, resulted in the following changes in our income from operations:

	August 25, 2012	August 27, 2011	Dollar Change	Percent Change
	(In thousands, except percentages)			
Core Laundry Operations	$ 133,285	$ 105,725	$ 27,560	26.1%
Specialty Garments	13,460	15,292	(1,832)	-12.0
First Aid	4,363	2,956	1,407	47.6
Total consolidated income from operations	$ 151,108	$ 123,973	$ 27,135	21.9 %
Percentage of total revenues	12.0%	10.9%		

Other expense (income)

Other expense (income), which includes interest expense, interest income and foreign currency exchange (gain) loss, decreased by $3.0 million to $0.4 million in fiscal 2012 compared to $3.4 million in fiscal 2011. In fiscal 2012, we had net interest income of $0.6 million compared to net interest expense of $4.2 million in fiscal 2011 primarily due to our repayment of $75.0 million in fixed-rate notes in June 2011 as well as the effect of an interest rate swap that matured in March 2011. This benefit was offset by foreign exchange losses of $1.0 million in fiscal 2012 compared to foreign exchange gains of $0.8 million in fiscal 2011.

Provision for income taxes

Our effective tax rate was 37.0% for fiscal 2012 compared to 36.6% for fiscal 2011. This increase was primarily due to the fact that the 2011 rate benefited from the reversal of tax contingency reserves related to the resolution of certain state tax audits.

Fiscal Year Ended August 27, 2011 Compared with Fiscal Year Ended August 28, 2010

Revenues

	August 27, 2011	August 28, 2010	Dollar Change	Percent Change
	(In thousands, except percentages)			
Core Laundry Operations	$ 996,957	$ 907,865	$ 89,092	9.8%
Specialty Garments	103,322	88,001	15,321	17.4
First Aid	33,847	30,073	3,774	12.5
Total consolidated revenues	$ 1,134,126	$ 1,025,939	$ 108,187	10.5%

In fiscal 2011, our consolidated revenues increased by $108.2 million from the comparable period in 2010, or 10.5%. This increase was primarily driven by an $89.1 million increase in our core laundry operations. Core laundry revenues increased to $997.0 million in fiscal 2011 from $907.9 million in fiscal 2010, or 9.8%. This increase was primarily attributable to positive organic growth of 7.7%. Organic growth is comprised of new sales, additions to our existing customer base and price increases, offset by lost accounts and reductions to our existing customer base. Organic growth in fiscal 2011 was impacted by improved sales representative productivity compared to fiscal 2010. In addition, wearer levels at our existing accounts increased slightly during the year. Our positive organic growth in our core laundry operations was accompanied by positive acquisition-related growth of 1.6% and the effect of a favorable fluctuation in the Canadian foreign exchange rate, which accounted for a 0.5% increase in revenue during fiscal year 2011.

Specialty Garments' revenue increased from $88.0 million in fiscal 2010 to $103.3 million in fiscal 2011, or 17.4%. This increase was primarily the result of an increase in power reactor outages supplemented by increased revenues from reactor rebuild projects. Higher direct sales as well as increased revenues from our cleanroom operations also contributed to the revenue growth. First Aid revenues increased 12.5%, from $30.1 million in fiscal 2010 to $33.8 million in fiscal 2011. This increase was primarily the result of better performance from the segment's wholesale distribution and pill packaging operations.

Cost of revenues

Cost of revenues increased from 60.5% of revenues, or $620.7 million, in fiscal 2010 to 62.8% of revenues, or $712.3 million, in fiscal 2011. This increase was primarily the result of higher merchandise costs, as well as the effect of higher fuel costs associated with operating our fleet of delivery trucks. In addition, overall distribution costs, including freight costs, were also higher as a percentage of revenues due to an increase in the number of units being shipped to our plants nationwide. Partially offsetting these higher costs were lower payroll-related costs as a percentage of revenues.

Selling and administrative expense

Our selling and administrative expenses increased to $233.1 million in fiscal 2011 from $213.5 million in fiscal 2010, although this reflected a slight decrease in these expenses as a percentage of revenues to 20.6% of revenues in fiscal 2011 from 20.8% of revenues in fiscal 2010. This decrease as a percentage of revenues was due principally to lower payroll and payroll-related costs as a percent of revenues, primarily due to the strong revenue growth we experienced in fiscal 2011, which was partially offset by a $2.7 million increase in share-based compensation expense related to a grant of restricted stock to our Chief Executive Officer in fiscal 2010.

Depreciation and amortization

Our depreciation and amortization expense increased to $64.7 million, or 5.7% of revenues, in fiscal 2011 from $61.5 million, or 6.0% of revenues, in fiscal 2010. The increase in depreciation and amortization expense was due to capital expenditure and acquisition activity in earlier periods.

Income from operations

For the year ended August 27, 2011, the changes in revenues in our core laundry operations, Specialty Garments and First Aid segments, as well as the changes in our costs discussed above, resulted in the following changes in our income from operations:

	August 27, 2011	August 28, 2010	Dollar Change	Percent Change
		(In thousands, except percentages)		
Core Laundry Operations	**$ 105,725**	**$ 114,346**	**$ (8,621)**	**-7.5%**
Specialty Garments	15,292	13,891	1,401	10.1
First Aid	**2,956**	**2,035**	**921**	**45.3**
Total consolidated income from operations	$ 123,973	$ 130,272	$ (6,299)	-4.8 %
Percentage of total revenues	**10.9%**	**12.7%**		

Other expense (income)

Other expense (income), which includes interest expense, interest income and foreign currency exchange (gain) loss, decreased by $4.0 million to $3.4 million in fiscal 2011 compared to $7.4 million in fiscal 2010. Net interest expense decreased from $6.7 million in fiscal 2010 to $4.2 million in fiscal 2011. This decrease was primarily due to our repayment of $75.0 million in fixed-rate notes in June 2011 as well as the effect of an interest rate swap that matured in March 2011. This decrease was also attributable to foreign exchange gains of $0.8 million in fiscal 2011 compared to foreign exchange losses of $0.7 million in fiscal 2010.

Provision for income taxes

Our effective tax rate was 36.6% for fiscal 2011 compared to 37.8% for fiscal 2010. This decrease was due to decreases in our reserves for income tax exposures related to statute expirations as well as the resolution of certain state tax audits. In addition, Canadian federal and provincial tax rate decreases, as well as higher federal tax credits, drove a corresponding decrease in our income tax rate.

Liquidity and Capital Resources

General

For the fiscal year ended August 25, 2012, we had a net increase in cash and cash equivalents of $71.3 million. As of August 25, 2012, we had cash and cash equivalents of $120.1 million and working capital of $342.2 million. We believe that current cash and cash equivalent balances, cash generated from operations and amounts available under our Credit Agreement (defined below) will be sufficient to meet our current anticipated working capital and capital expenditure requirements for at least the next 12 months.

Sources and uses of cash

During the fiscal year ended August 25, 2012, we generated cash from operating activities of $161.7 million resulting primarily from net income of $95.0 million, net of non-cash amounts charged for depreciation, amortization and accretion of $67.9 million and share based compensation of $6.7 million. We also generated cash as a result of decreases in prepaid taxes of $11.4 million, increases in accounts payables and accruals of $1.8 million and decreases in inventories of $0.6 million. Our cash inflows were partially offset by increases in rental merchandise in service of $12.0 million, increases in accounts receivables of $7.6 million, and increases in prepaid expenses of $1.8 million. We used cash to, among other things, invest $74.5 million in capital expenditures and pay down debt in the amount of approximately $15.4 million.

We have accumulated $56.3 million in cash outside the United States that is expected to be invested indefinitely outside the United States. If these funds were distributed to the U.S. in the form of dividends, the Company would be subject to additional U.S. income taxes.

Long-term debt and borrowing capacity

On May 5, 2011, we entered into a $250.0 million unsecured revolving credit agreement (the "Credit Agreement") with a syndicate of banks, which matures on May 4, 2016. Under the Credit Agreement, we are able to borrow funds at variable interest rates based on, at our election, the Eurodollar rate or a base rate, plus in each case a spread based on our consolidated funded debt ratio. Availability of credit requires compliance with certain financial and other covenants, including a maximum consolidated funded debt ratio and minimum consolidated interest coverage ratio as defined in the Credit Agreement. We test our compliance with these financial covenants on a fiscal quarterly basis. At August 25, 2012, the interest rates applicable to our borrowings under the Credit Agreement would be calculated as LIBOR plus 100 basis points at the time of the respective borrowing. As of August 25, 2012, we had no outstanding borrowings, letters of credit amounting to $43.7 million and $206.3 million available for borrowing under the Credit Agreement.

Prior to May 5, 2011, we had a $225.0 million unsecured revolving credit agreement (the "Prior Credit Agreement") with a syndicate of banks, which was scheduled to mature on September 13, 2011. In connection with our entry into the Credit Agreement, we terminated the Prior Credit Agreement.

On June 14, 2004, we issued $75.0 million of fixed rate notes ("Fixed Rate Notes") pursuant to a Note Purchase Agreement with a seven year term and bearing interest at 5.27%. The Fixed Rate Notes matured on June 14, 2011 and were repaid with approximately $45.0 million from our cash reserves and $30.0 million of borrowing under our Credit Agreement.

On September 14, 2006, we issued $100.0 million of floating rates notes ("Floating Rate Notes") pursuant to a Note Purchase Agreement ("2006 Note Agreement"). The Floating Rate Notes mature on September 14, 2013, bear interest at LIBOR plus 50 basis points and may be repaid at face value two years from the date of issuance.

As of August 25, 2012, we were in compliance with all covenants under the Credit Agreement and the 2006 Note Agreement.

In January 2008, we entered into an interest rate swap agreement to manage our exposure to interest rate movements and the related effect on our variable rate debt. The swap agreement, with a notional amount of $100.0 million, matured on March 14, 2011. We paid a fixed rate of 3.51% and received a variable rate tied to the three month LIBOR rate. We accounted for this instrument as a cash flow hedge in accordance with US GAAP and, as a result, recorded all changes in the fair value of the swap agreement in accumulated other comprehensive income, a component of shareholders' equity.

Environmental and Legal Contingencies

We are subject to various federal, state and local laws and regulations governing, among other things, air emissions, wastewater discharges, and the generation, handling, storage, transportation, treatment and disposal of hazardous wastes and other substances. In particular, industrial laundries currently use and must dispose of detergent waste water and other residues, and, in the past, used perchloroethylene and other dry cleaning solvents. We are attentive to the environmental concerns surrounding the disposal of these materials and have, through the years, taken measures to avoid their improper disposal. Over the years, we have settled, or contributed to the settlement of, actions or claims brought against us relating to the disposal of hazardous materials and there can be no assurance that we will not have to expend material amounts to remediate the consequences of any such disposal in the future.

US GAAP requires that a liability for contingencies be recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Significant judgment is required to determine the existence of a liability, as well as the amount to be recorded. We regularly consult with attorneys and outside consultants in our consideration of the relevant facts and circumstances before recording a contingent liability. Changes in enacted laws, regulatory orders or decrees, management's estimates of costs, insurance proceeds, participation by other parties, the timing of payments and the input of outside consultants and attorneys based on changing legal or factual circumstances could have a material impact on the amounts recorded for environmental and other contingent liabilities.
Under environmental laws, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on, or in, or emanating from such property, as well as related costs of investigation and property damage. Such laws often impose liability without regard to whether the owner or lessee knew of, or was responsible for, the presence of such hazardous or toxic substances. There can be no assurances that acquired or leased locations have been operated in compliance with environmental laws and regulations or that future uses or conditions will not result in the imposition of liability upon our Company under such laws or expose our Company to third party actions such as tort suits. We continue to address environmental conditions under terms of consent orders negotiated with the applicable environmental authorities or otherwise with respect to sites located in or related to Woburn, Massachusetts, Somerville, Massachusetts, Springfield, Massachusetts, Uvalde, Texas, Stockton, California, three sites related to former operations in Williamstown, Vermont, as well as sites located in Goldsboro, North Carolina, Wilmington, North Carolina and Landover, Maryland.

We have accrued certain costs related to the sites described above as it has been determined that the costs are probable and can be reasonably estimated. We continue to implement mitigation measures and to monitor environmental conditions at the Somerville, Massachusetts site. We also have potential exposure related to an additional parcel of land (the "Central Area") related to the Woburn, Massachusetts site discussed above. Currently, the consent decree for the Woburn site does not define or require any remediation work in the Central Area. The United States Environmental Protection Agency (the "EPA") has provided us and other signatories to the consent decree with comments on the design and implementation of groundwater and soil remedies at the Woburn site and investigation of environmental conditions in the Central Area. We, and other signatories, have implemented and proposed to do additional work at the Woburn site but many of the EPA's comments remain to be resolved. We have accrued costs to perform certain work responsive to EPA's comments. In addition, in April 2011, we have responded to requests from the EPA under the Clean Air Act for information regarding our handling of and operations with respect to the laundering of soiled towels.

We routinely review and evaluate sites that may require remediation and monitoring and determine our estimated costs based on various estimates and assumptions. These estimates are developed using our internal sources or by third-party environmental engineers or other service providers. Internally developed estimates are based on:

- Management's judgment and experience in remediating and monitoring our sites;
- Information available from regulatory agencies as to costs of remediation and monitoring;
- The number, financial resources and relative degree of responsibility of other potentially responsible parties (PRPs) who may be liable for remediation and monitoring of a specific site; and
- The typical allocation of costs among PRPs.

There is usually a range of reasonable estimates of the costs associated with each site. Our accruals represent the amount within the range that constitutes our best estimate. When we believe that both the amount of a particular liability and the timing of the payments are reliably determinable, we adjust the cost in current dollars using a rate of 3% for inflation until the time of expected payment and discount the cost to present value using current risk-free interest rates. As of August 25, 2012, the risk-free interest rates we utilized ranged from 1.7% to 2.8%.

For environmental liabilities that have been discounted, we include interest accretion, based on the effective interest method, in selling and administrative expenses on the Consolidated Statements of Income. The changes to the amounts of our environmental liabilities for the years ended August 25, 2012 and August 27, 2011 are as follows (in thousands):

Year ended	August 25, 2012	August 27, 2011
Beginning balance	$ 18,368	$ 18,986
Costs incurred for which reserves have been provided	(1,277)	(2,485)
Insurance proceeds received	209	203
Interest accretion	631	681
Changes in discount rates	1,346	284
Revisions in estimates	743	699
Ending balance	$ 20,020	$ 18,368

Anticipated payments and insurance proceeds of currently identified environmental remediation liabilities as of August 25, 2012 for the next five fiscal years and thereafter, as measured in current dollars, are reflected below (in thousands).

Fiscal year ended August	2013	2014	2015	2016	2017	Thereafter	Total
Estimated costs – current dollars	$ 5,259	$ 2,470	$ 1,437	$ 950	$ 752	$ 11,860	$ 22,728
Estimated insurance proceeds	(159)	(173)	(159)	(173)	(159)	(1,743)	(2,566)
Net anticipated costs	$ 5,100	$ 2,297	$ 1,278	$ 777	$ 593	$ 10,117	$ 20,162
Effect of inflation							6,703
Effect of discounting							(6,845)
Balance as of August 25, 2012							$ 20,020

Estimated insurance proceeds are primarily received from an annuity received as part of our legal settlement with an insurance company. Annual proceeds of approximately $0.3 million are deposited into an escrow account which funds remediation and monitoring costs for three sites related to our former operations in Williamstown, Vermont. Annual proceeds received but not expended in the current year accumulate in this account and may be used in future years for costs related to this site through the year 2027. As of August 25, 2012, the balance in this escrow account, which is held in a trust and is not recorded in our Consolidated Balance Sheet, was approximately $3.2 million. Also included in estimated insurance proceeds are amounts we are entitled to receive pursuant to legal settlements as reimbursements from three insurance companies for estimated costs at the site in Uvalde, Texas.

Our nuclear garment decontamination facilities are licensed by the Nuclear Regulatory Commission ("NRC"), or, in certain cases, by the applicable state agency, and are subject to regulation by federal, state and local authorities. There can be no assurance that such regulation will not lead to material disruptions in our garment decontamination business.

From time to time, we are also subject to legal proceedings and claims arising from the conduct of our business operations, including litigation related to charges for certain ancillary services on invoices, personal injury claims, customer contract matters, employment claims and environmental matters as described above.

While it is impossible for us to ascertain the ultimate legal and financial liability with respect to contingent liabilities, including lawsuits and environmental contingencies, we believe that the aggregate amount of such liabilities, if any, in excess of amounts we have accrued or covered by insurance, will not have a material adverse effect on our consolidated financial position or results of operations. It is possible, however, that future financial position and/or results of operations for any particular future period could be materially affected by changes in our assumptions or strategies related to these contingencies or changes out of our control.

Acquisitions

As part of our business, we regularly evaluate opportunities to acquire other garment service companies. In recent years, we have typically paid for acquisitions with cash and may continue to do so in the future. To pay for an acquisition, we may use cash on hand, cash generated from operations or borrowings under our Credit Agreement, or we may pursue other forms of debt financing. Our ability to secure short-term and long-term debt financing in the future will depend on several factors, including our future profitability, our levels of debt and equity, and the overall credit and equity market environments.

Contractual Obligations and Other Commercial Commitments

The following information is presented as of August 25, 2012 (in thousands).

	Payments Due by Fiscal Period				
Contractual Obligations	**Total**	**Less than 1 year**	**1 - 3 years**	**3 - 5 years**	**More than 5 years**
Private placement	$ 100,000	$ —	$ 100,000	$ —	$ —
Other debt	4,685	4,530	—	—	155
Total debt	104,685	4,530	100,000	—	155
Retirement plan benefit payments	24,700	1,146	2,233	2,530	18,791
Operating leases	22,446	6,401	8,606	5,192	2,247
Total contractual cash obligations	$ 151,831	$ 12,077	$ 110,839	$ 7,722	$ 21,193

We have uncertain tax positions that are reserved totaling $1.1 million as of August 25, 2012 that are excluded from the above table as we cannot make a reasonably reliable estimate of the period of cash settlement with the respective taxing authority.

As discussed above under "Long-Term Debt and Borrowing Capacity", as of August 25, 2012, we had borrowing capacity of $250.0 million under our Credit Agreement, of which approximately $206.3 million was available for borrowing. Also, as of such date, we had no outstanding borrowings and letters of credit of $43.7 million. All letters of credit expire in less than one year.

Off Balance Sheet Arrangements

At August 25, 2012 and August 27, 2011, we did not have any off balance sheet arrangements, as defined in Item 303(a)(4)(ii) of Securities and Exchange Commission Regulation S-K.

Seasonality

Historically, our revenues and operating results have varied from quarter to quarter and are expected to continue to fluctuate in the future. These fluctuations have been due to a number of factors, including: general economic conditions in our markets; the timing of acquisitions and of commencing start-up operations and related costs; our effectiveness in integrating acquired businesses and start-up operations; the timing of nuclear plant outages; capital expenditures; seasonal rental and purchasing patterns of our customers; and price changes in response to competitive factors. In addition, our operating results historically have been lower during the second and fourth fiscal quarters than during the other quarters of the fiscal year. The operating results for any historical quarter are not necessarily indicative of the results to be expected for an entire fiscal year or any other interim periods.

Effects of Inflation

In general, we believe that our results of operations are not dependent on moderate changes in the inflation rate. Historically, we have been able to manage the impacts of more significant changes in inflation rates through our customer relationships, customer agreements that generally provide for price increases consistent with the rate of inflation, and continued focus on improvements of operational productivity.

Energy Costs

Significant increases in energy costs, specifically with respect to natural gas and gasoline, can materially affect our results of operations and financial condition. During fiscal 2012, our energy costs, which include fuel, natural gas, and electricity, represented 5.2% of our total revenue.

Recent Accounting Pronouncements

In May 2011, the FASB issued updated accounting guidance to amend existing requirements for fair value measurements and disclosures. The guidance expands the disclosure requirements around fair value measurements categorized in Level 3 of the fair value hierarchy and requires disclosure of the level in the fair value hierarchy of items that are not measured at fair value but whose fair value must be disclosed. It also clarifies and expands upon existing requirements for fair value measurements of financial assets and liabilities as well as instruments classified in shareholders' equity. The guidance is effective for interim and annual financial periods beginning after December 15, 2011. We do not expect the adoption of this guidance to have a material impact on our Consolidated Financial Statements.

In June 2011, the FASB issued updated accounting guidance that improves the comparability, consistency, and transparency of financial reporting and increases the prominence of items reported in other comprehensive income by eliminating the option to present components of other comprehensive income as part of the statement of changes in shareholders' equity. The amendments to the existing standard require that all nonowner changes in shareholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The amendments to the existing standard do not change the current option for presenting components of other comprehensive income ("OCI") gross or net of the effect of income taxes, provided that such tax effects are presented in the statement in which OCI is presented or disclosed in the notes to the financial statements. Additionally, the standard does not affect the calculation or reporting of earnings per share. This guidance is effective for annual reporting periods, and any interim periods within those annual periods, that begin after December 15, 2011 and is to be applied retrospectively, with early adoption permitted. We do not expect the adoption of this guidance to have a material impact on our Consolidated Financial Statements.

In September 2011, the FASB issued updated guidance intended to simplify how entities, both public and nonpublic, test for goodwill and impairment. This guidance permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. Also, the guidance improves the examples of events and circumstances that an entity having a reporting unit with a zero or negative carrying amount should consider in determining whether to measure an impairment loss, if any, under the second step of the goodwill impairment test. This guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted. We do not expect the adoption of this guidance to have a material impact on our Consolidated Financial Statements.

In September 2011, the FASB issued updated guidance applicable to nongovernmental employers that participate in multiemployer pension and other postretirement benefit plans. The revised accounting rules will require enhanced disclosures relating to an employer's participation in a multiemployer pension plan, but more limited disclosures for multiemployer plans that provide postretirement benefits other than pensions. This guidance was effective for our fiscal year ending August 25, 2012. The adoption of this guidance did not have a material impact on our Consolidated Financial Statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Exchange Risk

We have determined that all of our foreign subsidiaries operate primarily in local currencies that represent the functional currencies of such subsidiaries. All assets and liabilities of our foreign subsidiaries are translated into U.S. dollars using the exchange rate prevailing at the balance sheet date. The effect of exchange rate fluctuations on the translation of assets and liabilities are recorded as a component of shareholders' equity. Revenues and expenses are translated at the average exchange rates in effect during each month of the fiscal year. As such, our financial condition and operating results are affected by fluctuations in the value of the U.S. dollar as compared to currencies in foreign countries. Revenues denominated in currencies other than the U.S. dollar represented approximately 9% of total consolidated revenues for the fiscal years ended August 25, 2012, August 27, 2011 and August 28, 2010. Total assets denominated in currencies other than the U.S. dollar represented approximately 11%, 11% and 10% of total consolidated assets at August 25, 2012, August 27, 2011 and August 28, 2010, respectively. If exchange rates had increased or decreased by 10% from the actual rates in effect during the year ended August 25, 2012, our revenues and assets for the year ended and as of August 25, 2012 would have increased or decreased by approximately $11.2 million and $13.8 million, respectively.

We do not operate a hedging program to mitigate the effect of a significant change in the value of our foreign subsidiaries functional currencies, which include the Canadian Dollar, Euro, British Pound, and Mexican Peso, as compared to the U.S. dollar. Any gains or losses resulting from foreign currency transactions, including exchange rate fluctuations on intercompany accounts are reported as transaction (gains) losses in our other expense (income). The intercompany payables and receivables are denominated in Canadian Dollars, Euros, British Pounds and Mexican Pesos. During the year ended August 25, 2012, transaction losses included in other expense (income) was approximately $1.0 million. If the exchange rates had changed by 10% during the year ended August 25, 2012, we would have recognized exchange gains or losses of approximately $1.1 million.

Interest Rate Sensitivity

We are exposed to market risk from changes in interest rates which may adversely affect our financial position, results of operations and cash flows. In seeking to minimize the risks from interest rate fluctuations, we manage these exposures through our regular operating and financing activities. We are exposed to interest rate risk primarily through our borrowings under our Credit Agreement with a syndicate of banks and our Floating Rate Notes which were purchased by a group of insurance companies pursuant to the 2006 Note Agreement. Under both agreements, we borrow funds at variable interest rates based on the Eurodollar rate or LIBOR rates. If the LIBOR and Eurodollar rates fluctuated by 10% from the actual rates in effect during the year ended August 25, 2012, our interest expense would have fluctuated by approximately $0.1 million from the interest expense recognized for the year ended August 25, 2012.

In January 2008, we entered into an interest rate swap agreement to manage our exposure to interest rate movements and the related effect on our variable rate debt. The swap agreement, with a notional amount of $100.0 million, matured on March 14, 2011. We paid a fixed rate of 3.51% and received a variable rate tied to the three month LIBOR rate. We accounted for this instrument as a cash flow hedge in accordance with US GAAP and, as a result, recorded all changes in the fair value of the swap agreement in accumulated other comprehensive income, a component of shareholders' equity.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Consolidated Statements of Income
UniFirst Corporation and Subsidiaries

Year ended (In thousands, except per share data)	August 25, 2012	August 27, 2011	August 28, 2010
Revenues	$ 1,256,289	$ 1,134,126	$ 1,025,939
Operating expenses:			
Cost of revenues (1)	797,944	712,309	620,727
Selling and administrative expenses (1)	240,798	233,111	213,463
Depreciation and amortization	66,439	64,733	61,477
Total operating expenses	1,105,181	1,010,153	895,667
Income from operations	151,108	123,973	130,272
Other expense (income):			
Interest expense	2,132	6,738	8,778
Interest income	(2,738)	(2,552)	(2,104)
Foreign exchange (gain) loss	980	(785)	746
Total other expense	374	3,401	7,420
Income before income taxes	150,734	120,572	122,852
Provision for income taxes	55,745	44,086	46,444
Net income	$ 94,989	$ 76,486	$ 76,408
Income per share – Basic:			
Common Stock	$ 5.02	$ 4.05	$ 4.11
Class B Common Stock	$ 4.01	$ 3.24	$ 3.29
Income per share – Diluted:			
Common Stock	$ 4.76	$ 3.85	$ 3.90
Income allocated to – Basic:			
Common Stock	$ 74,643	$ 59,944	$ 59,921
Class B Common Stock	$ 18,630	$ 15,104	$ 15,875
Income allocated to – Diluted:			
Common Stock	$ 93,358	$ 75,118	$ 75,827
Weighted average number of shares outstanding – Basic:			
Common Stock	14,882	14,791	14,570
Class B Common Stock	4,643	4,658	4,823
Weighted average number of shares outstanding – Diluted:			
Common Stock	19,616	19,532	19,458
Dividends per share:			
Common Stock	$ 0.15	$ 0.15	$ 0.15
Class B Common Stock	$ 0.12	$ 0.12	$ 0.12

(1) Exclusive of depreciation on the Company's property, plant and equipment and amortization of its intangible assets.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Balance Sheets
UniFirst Corporation and Subsidiaries

(In thousands, except share and par value data)	August 25, 2012	August 27, 2011
Assets		
Current Assets:		
Cash and cash equivalents	$ 120,123	$ 48,812
Receivables, less reserves of $5,152 and $4,201 respectively	135,327	128,377
Inventories	75,420	76,460
Rental merchandise in service	138,284	126,536
Prepaid and deferred income taxes	12,785	11,358
Prepaid expenses	5,741	3,647
Total current assets	487,680	395,190
Property, plant and equipment:		
Land, buildings and leasehold improvements	355,568	346,738
Machinery and equipment	425,274	393,530
Motor vehicles	141,370	129,762
Total property, plant and equipment	922,212	870,030
Less -- accumulated depreciation	510,008	474,963
Total property, plant and equipment, net	412,204	395,067
Goodwill	288,137	288,249
Customer contracts, net	48,580	57,890
Other intangible assets, net	1,951	3,015
Other assets	1,982	2,109
Total assets	$ 1,240,534	$ 1,141,520
Liabilities and shareholders' equity		
Current liabilities:		
Current maturities of long-term debt	$ 4,530	$ 20,133
Accounts payable	52,340	56,064
Accrued liabilities	80,475	76,630
Accrued income taxes	8,180	—
Total current liabilities	145,525	152,827
Long-term liabilities:		
Long-term debt, net of current maturities	100,155	100,163
Accrued liabilities	43,420	39,698
Accrued and deferred income taxes	54,509	50,890
Total long-term liabilities	198,084	190,751
Commitments and Contingencies (Note 11)		
Shareholders' equity:		
Preferred Stock, $1.00 par value; 2,000,000 shares authorized; no shares issued and outstanding	—	—
Common Stock, $0.10 par value; 30,000,000 shares authorized; 15,064,069 and 14,987,371 issued and outstanding in 2012 and 2011, respectively	1,506	1,499
Class B Common Stock, $0.10 par value; 20,000,000 shares authorized; 4,885,277 and 4,887,777 issued and outstanding in 2012 and 2011, respectively	488	488
Capital surplus	42,984	33,588
Retained earnings	844,676	752,530
Accumulated other comprehensive income	7,271	9,837
Total shareholders' equity	896,925	797,942
Total liabilities and shareholders' equity	$ 1,240,534	$ 1,141,520

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity
UniFirst Corporation and Subsidiaries

(In thousands)	Common Shares	Class B Common Shares	Common Stock	Class B Common Stock	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Equity
Balance, August 29, 2009	14,435	4,933	$ 1,443	$ 493	$ 20,137	$ 605,262	$ (300)	$ 627,035
Net income	—	—	—	—	—	76,408	—	76,408
Pension benefit liabilities, net (1)	—	—	—	—	—	—	(847)	(847)
Foreign currency translation	—	—	—	—	—	—	1,801	1,801
Change in interest rate swap, net (1)	—	—	—	—	—	—	1,209	1,209
Comprehensive income								78,571
Dividends declared	—	—	—	—	—	(2,794)	—	(2,794)
Shares converted	20	(20)	2	(2)	—	—	—	—
Share-based compensation	412	—	41	—	3,621	—	—	3,662
Stock options exercised, net (1)	46	—	5	—	1,571	—	—	1,576
Balance, August 28, 2010	14,913	4,913	$ 1,491	$ 491	$ 25,329	$ 678,876	$ 1,863	$ 708,050
Net income	—	—	—	—	—	76,486	—	76,486
Pension benefit liabilities, net (1)	—	—	—	—	—	—	420	420
Foreign currency translation	—	—	—	—	—	—	6,562	6,562
Change in interest rate swap, net (1)	—	—	—	—	—	—	992	992
Comprehensive income								84,460
Dividends declared	—	—	—	—	—	(2,832)	—	(2,832)
Shares converted	26	(26)	3	(3)	—	—	—	—
Share-based compensation	6	—	1	—	6,731	—	—	6,732
Stock options exercised, net (1)	42	—	4	—	1,528	—	—	1,532
Balance, August 27, 2011	14,987	4,887	$ 1,499	$ 488	$ 33,588	$ 752,530	$ 9,837	$ 797,942
Net income	—	—	—	—	—	94,989	—	94,989
Pension benefit liabilities, net (1)	—	—	—	—	—	—	(362)	(362)
Foreign currency translation	—	—	—	—	—	—	(2,204)	(2,204)
Comprehensive income								92,423
Dividends declared	—	—	—	—	—	(2,843)	—	(2,843)
Shares converted	3	(3)	—	—	—	—	—	—
Share-based compensation, net (2)	1	—	—	—	6,578	—	—	6,578
Stock options exercised, net (1)	73	—	7	—	2,818	—	—	2,825
Balance, August 25, 2012	15,064	4,884	$ 1,506	$ 488	$ 42,984	$ 844,676	$ 7,271	$ 896,925

(1) These amounts are shown net of the effect of income taxes.
(2) These amount shown are net of shares withheld by the Company to satisfy certain tax withholdings obligations in connection with the vesting of certain shares of restricted stock.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Cash Flows
UniFirst Corporation and Subsidiaries

Year ended (In thousands)	August 25, 2012	August 27, 2011	August 28, 2010
Cash flows from operating activities:			
Net income	$ 94,989	$ 76,486	$ 76,408
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation	55,877	54,188	52,107
Amortization of intangible assets	10,562	10,545	9,370
Amortization of deferred financing costs	238	261	267
Share-based compensation	6,714	6,732	3,662
Accretion on environmental contingencies	631	681	794
Accretion on asset retirement obligations	632	589	568
Deferred income taxes	(330)	13,318	705
Changes in assets and liabilities, net of acquisitions:			
Receivables	(7,595)	(20,881)	(6,308)
Inventories	590	(28,413)	(4,331)
Rental merchandise in service	(12,017)	(36,369)	(11,451)
Prepaid expenses	(1,763)	(247)	(99)
Accounts payable	(3,688)	9,796	4,748
Accrued liabilities	5,518	2,654	9,257
Prepaid and accrued income taxes	11,360	(3,147)	(1,724)
Net cash provided by operating activities	161,718	86,193	133,973
Cash flows from investing activities:			
Acquisition of businesses, net of cash acquired	—	(32,556)	(20,908)
Capital expenditures	(74,549)	(63,847)	(50,015)
Other	(508)	(397)	(1,794)
Net cash used in investing activities	(75,057)	(96,800)	(72,717)
Cash flows from financing activities:			
Proceeds from long-term debt	40,410	30,000	8,850
Payments on long-term debt	(55,851)	(91,464)	(9,113)
Payments of deferred financing costs	—	(975)	—
Proceeds from exercise of Common Stock options	2,410	1,360	1,177
Payment of cash dividends	(2,840)	(2,830)	(2,777)
Net cash used in financing activities	(15,871)	(63,909)	(1,863)
Effect of exchange rate changes	521	2,070	1,714
Net increase (decrease) in cash and cash equivalents	71,311	(72,446)	61,107
Cash and cash equivalents at beginning of period	48,812	121,258	60,151
Cash and cash equivalents at end of period	$ 120,123	$ 48,812	$ 121,258
Supplemental disclosure of cash flow information:			
Interest paid	$ 1,890	$ 7,866	$ 8,503
Income taxes paid, net of refunds received	$ 44,732	$ 33,819	$ 48,764

The accompanying notes are an integral part of these Consolidated Financial Statements.

Notes to Consolidated Financial Statements
UniFirst Corporation and Subsidiaries

1. Summary of Significant Accounting Policies

Business Description

UniFirst Corporation (the "Company") is one of the largest providers of workplace uniforms and protective clothing in the United States. The Company designs, manufactures, personalizes, rents, cleans, delivers, and sells a wide range of uniforms and protective clothing, including shirts, pants, jackets, coveralls, lab coats, smocks, aprons and specialized protective wear, such as flame resistant and high visibility garments. The Company also rents industrial wiping products, floor mats, facility service products and other non-garment items, and provides first aid cabinet services and other safety supplies, to a variety of manufacturers, retailers and service companies.

The Company serves businesses of all sizes in numerous industry categories. Typical customers include automobile service centers and dealers, delivery services, food and general merchandise retailers, food processors and service operations, light manufacturers, maintenance facilities, restaurants, service companies, soft and durable goods wholesalers, transportation companies, and others who require employee clothing for image, identification, protection or utility purposes. The Company also provides its customers with restroom supplies, including air fresheners, paper products and hand soaps.

At certain specialized facilities, the Company also decontaminates and cleans work clothes that may have been exposed to radioactive materials and services special cleanroom protective wear. Typical customers for these specialized services include government agencies, research and development laboratories, high technology companies and utilities operating nuclear reactors.

As discussed and described in Note 15, "Segment Reporting", to these Consolidated Financial Statements, the Company has five reporting segments: US and Canadian Rental and Cleaning, Manufacturing ("MFG"), Specialty Garments Rental and Cleaning ("Specialty Garments"), First Aid and Corporate. The operations of the US and Canadian Rental and Cleaning reporting segment are referred to by the Company as its "industrial laundry operations" and the locations related to this reporting segment are referred to as "industrial laundries". The Company refers to its US and Canadian Rental and Cleaning, MFG, and Corporate segments combined as its "core laundry operations".

Principles of Consolidation

The Consolidated Financial Statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. Intercompany balances and transactions are eliminated in consolidation.

Use of Estimates

The preparation of financial statements is in conformity with accounting principles generally accepted in the United States ("US GAAP") which requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. These estimates are based on historical information, current trends, and information available from other sources. Actual results could differ from these estimates.

Fiscal Year

The Company's fiscal year ends on the last Saturday in August. For financial reporting purposes, fiscal 2012 consisted of 52 weeks, as did fiscal 2011 and fiscal 2010.

Cash and Cash Equivalents

Cash and cash equivalents include cash in banks and bank short-term investments with maturities of less than ninety days.

Financial Instruments

The Company's financial instruments, which may expose the Company to concentrations of credit risk, include cash and cash equivalents, receivables, accounts payable, notes payable and long-term debt. Each of these financial instruments is recorded at cost, which approximates its fair value.

Revenue Recognition and Allowance for Doubtful Accounts

The Company recognizes revenue from rental operations in the period in which the services are provided. Direct sales revenue is recognized in the period in which the services are performed or when the product is shipped. Management judgments and estimates are used in determining the collectability of accounts receivable and evaluating the adequacy of the allowance for doubtful accounts. The Company considers specific accounts receivable and historical bad debt experience, customer credit worthiness, current economic trends and the age of outstanding balances as part of its evaluation. Changes in estimates are reflected in the period they become known. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Material changes in its estimates may result in significant differences in the amount and timing of bad debt expense recognition for any given period. Revenues do not include taxes we collect from our customers and remit to governmental authorities.

Inventories and Rental Merchandise in Service

Inventories are stated at the lower of cost or market value, net of any reserve for excess and obsolete inventory. Judgments and estimates are used in determining the likelihood that new goods on hand can be sold to customers or used in rental operations. Historical inventory usage and current revenue trends are considered in estimating both excess and obsolete inventories. If actual product demand and market conditions are less favorable than those projected by management, additional inventory write-downs may be required. The Company uses the first-in, first-out ("FIFO") method to value its inventories, which primarily consist of finished goods.

Rental merchandise in service is amortized, primarily on a straight-line basis, over the estimated service lives of the merchandise, which range from 6 to 36 months. In establishing estimated lives for merchandise in service, management considers historical experience and the intended use of the merchandise. Material differences may result in the amount and timing of operating profit for any period if management makes significant changes to these estimates.

Property, plant and equipment

Property, plant and equipment are recorded at cost. Expenditures for maintenance and repairs are expensed as incurred, while expenditures for renewals and betterments are capitalized. The Company provides for depreciation on the straight-line method based on the following estimated useful lives:

Buildings	**30-40 years**
Leasehold improvements	Shorter of useful life or term of lease
Machinery and equipment	**3-10 years**
Motor vehicles	3-5 years

Long-lived assets, including property, plant and equipment, are evaluated for impairment whenever events or circumstances indicate an asset may be impaired. There have been no material impairments of long-lived assets in fiscal 2012, 2011 or 2010.

Goodwill and Other Intangible Assets

In accordance with US GAAP, the Company does not amortize goodwill. Instead, current accounting guidance requires that companies test goodwill for impairment on an annual basis. Management completes its annual impairment test in the fourth quarter of each fiscal year. In addition, US GAAP requires that companies test goodwill if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit to which goodwill is assigned below its carrying amount. The Company's evaluation considers changes in the operating environment, competitive information, market trends, operating performance and cash flow modeling.

The Company cannot predict future economic conditions or the future market value of the Company's stock or their impact on the Company. A decline in the Company's market capitalization and/or deterioration in general economic conditions could negatively and materially impact the Company's assumptions and assessment of the fair value of the Company's business. If general economic conditions or the Company's financial performance deteriorate, the Company may be required to record a goodwill impairment charge in the future which could have a material impact on the Company's financial condition and results of operations.

Definite-lived intangible assets are amortized over their useful lives, which are based on management's estimates of the period that the assets will generate revenue. Definite-lived intangible assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable in accordance with US GAAP. When the sum of projected undiscounted cash flows is less than the carrying amount, impairment losses are recognized. There were no impairments of goodwill or indicators of impairment for definite-lived intangible assets in fiscal 2012, 2011, or 2010.

As of August 25, 2012, definite-lived intangible assets have a weighted average useful life of approximately 14.2 years. Customer contracts have a weighted average useful life of approximately 14.6 years and other intangible assets, net, which consist of primarily, restrictive covenants, deferred financing costs and trademarks, have a weighted average useful life of approximately 6.2 years.

Environmental and Other Contingencies

The Company is subject to legal proceedings and claims arising from the conduct of its business operations, including environmental matters, personal injury, customer contract matters and employment claims. Accounting principles generally accepted in the United States require that a liability for contingencies be recorded when it is probable that a liability has occurred and the amount of the liability can be reasonably estimated. Significant judgment is required to determine the existence of a liability, as well as the amount to be recorded. The Company regularly consults with attorneys and outside consultants, in its consideration of the relevant facts and circumstances, before recording a contingent liability. The Company records accruals for environmental and other contingencies based on enacted laws, regulatory orders or decrees, the Company's estimates of costs, insurance proceeds, participation by other parties, the timing of payments, and the input of outside consultants and attorneys.

The estimated liability for environmental contingencies has been discounted using risk-free interest rates ranging from 1.7% to 2.8% over periods ranging from ten to thirty years. The estimated current costs, net of legal settlements with insurance carriers, have been adjusted for the estimated impact of inflation at 3% per year. Changes in enacted laws, regulatory orders or decrees, management's estimates of costs, risk-free interest rates, insurance proceeds, participation by other parties, the timing of payments and the input of outside consultants and attorneys based on changing legal or factual circumstances could have a material impact on the amounts recorded for environmental and other contingent liabilities. Refer to Note 11, "Commitments and Contingencies", of these Consolidated Financial Statements for additional discussion and analysis.

Asset Retirement Obligations

Under US GAAP, asset retirement obligations generally apply to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. The Company recognizes asset retirement obligations in the period in which they are incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset.

The Company has recognized as a liability the present value of the estimated future costs to decommission its nuclear laundry facilities. The Company depreciates, on a straight-line basis, the amount added to Property, plant and equipment and recognizes accretion expense in connection with the discounted liability over the various remaining lives which range from approximately one to thirty-two years.

The estimated liability has been based on historical experience in decommissioning nuclear laundry facilities, estimated useful lives of the underlying assets, external vendor estimates as to the cost to decommission these assets in the future, and federal and state regulatory requirements. The estimated current costs have been adjusted for the estimated impact of inflation at 3% per year. The liability has been discounted using credit-adjusted risk-free rates that range from approximately 7.0% to 7.5%. Revisions to the liability could occur due to changes in the Company's estimated useful lives of the underlying assets, estimated dates of decommissioning, changes in decommissioning costs, changes in federal or state regulatory guidance on the decommissioning of such facilities, or other changes in estimates. Changes due to revised estimates will be recognized by adjusting the carrying amount of the liability and the related long-lived asset if the assets are still in service, or charged to expense in the period if the assets are no longer in service.

Derivative Financial Instruments

US GAAP requires that all derivative instruments be recorded as other assets or other liabilities at fair value. All subsequent changes in a derivative's fair value are recognized in income, unless specific hedge accounting criteria are met. Cash flows associated with derivatives are classified in the same category as the cash flows hedged in the Consolidated Statements of Cash Flows.

Derivative instruments that qualify for hedge accounting are classified as a hedge of the variability of cash flows to be paid related to a recognized liability or a forecasted transaction. Changes in the fair value of a derivative that is highly effective and designated as a cash flow hedge are recognized in accumulated other comprehensive income (loss) in the Consolidated Balance Sheets until expenses from the cash flows of the hedged items are recognized. The Company performs an assessment at the inception of a hedge and on a quarterly basis thereafter, to determine whether its derivatives are highly effective in offsetting changes in the value of the hedged items. Any change in the fair value resulting from hedge ineffectiveness is immediately recognized as income or expense in the Consolidated Statements of Income.

The Company's hedging activities are transacted only with highly rated institutions, which reduce the exposure to credit risk in the event of nonperformance. Refer to Note 6, "Derivative Instruments and Hedging Activities", of these Consolidated Financial Statements for additional discussion and analysis.

Insurance

The Company is self-insured for certain obligations related to health, workers' compensation, vehicles and general liability programs. The Company also purchases stop-loss insurance policies to protect itself from catastrophic losses. Judgments and estimates are used in determining the potential value associated with reported claims and for events that have occurred, but have not been reported. The Company's estimates consider historical claims experience and other factors. The Company's liabilities are based on estimates, and, while the Company believes that its accruals are adequate, the ultimate liability may be significantly different from the amounts recorded. Changes in claims experience, the Company's ability to settle claims or other estimates and judgments used by management could have a material impact on the amount and timing of expense for any period.

Supplemental Executive Retirement Plan and other Pension Plans

Pension expense is recognized on an accrual basis over employees' estimated service periods. Pension expense is generally independent of funding decisions or requirements.

The Company (1) recognizes in its statement of financial position the over-funded or under-funded status of its defined benefit postretirement plan measured as the difference between the fair value of plan assets and the benefit obligation, (2) recognizes as a component of other comprehensive income, net of tax, the actuarial gains and losses and the prior service costs and credits that arise during the period but are not recognized as components of net periodic benefit cost, (3) measures defined benefit plan assets and defined benefit plan obligations as of the date of its statement of financial position, and (4) discloses additional information in the notes to financial statements about certain effects on net periodic benefit cost in the upcoming fiscal year that arise from delayed recognition of the actuarial gains and losses and the prior service costs and credits. Refer to Note 7, "Employee Benefit Plans", of these Consolidated Financial Statements for further discussion regarding the Company's pension plans.

The calculation of pension expense and the corresponding liability requires the use of a number of critical assumptions, including the expected long-term rate of return on plan assets and the assumed discount rate. Changes in these assumptions can result in different expense and liability amounts, and future actual experience can differ from these assumptions. Pension expense increases as the expected rate of return on pension plan assets decreases. Future changes in plan asset returns, assumed discount rates and various other factors related to the participants in the Company's pension plans will impact the Company's future pension expense and liabilities. The Company cannot predict with certainty what these factors will be in the future.

Income Taxes

The Company computes income tax expense by jurisdiction based on its operations in each jurisdiction. Deferred income taxes are provided for temporary differences between the amounts recognized for income tax and financial reporting purposes at currently enacted tax rates.

The Company is periodically reviewed by U.S. domestic and foreign tax authorities regarding the amount of taxes due. These reviews typically include inquiries regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. In evaluating the exposure associated with various filing positions, the Company records estimated reserves. Refer to Note 4, "Income Taxes", of these Consolidated Financial Statements for further discussion regarding the Company's accounting for income taxes and its uncertain tax positions for financial accounting purposes.

Advertising Costs

Advertising costs are expensed as incurred and are classified as selling and administrative expenses. The Company incurred advertising costs of $1.5 million, $1.7 million and $1.5 million for the fiscal years ended August 25, 2012, August 27, 2011 and August 28, 2010, respectively.

Share-Based Compensation

The Company adopted a stock incentive plan (the "1996 Plan") in November 1996 and reserved 1,500,000 shares of Common Stock for issuance under the 1996 Plan. This plan provided for the issuance of stock options and stock appreciation rights (collectively referred to as "Share-Based Awards"). The Company ceased granting new awards under the 1996 Plan as of January 21, 2011, and the 1996 Plan expired in accordance with its terms on January 8, 2012. The Company adopted a stock incentive plan (the "2010 Plan") in October 2010 and reserved 600,000 shares of Common Stock for issuance under the 2010 Plan. The 2010 Plan replaced the Company's 1996 Plan. The 2010 Plan permits the award of incentive and non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, unrestricted stock, performance shares, dividend equivalent rights and cash-based awards. No awards may be made under the 2010 Plan after January 11, 2021. Share-based compensation, which includes expense related to Share-Based Awards and restricted stock grants, has been recorded in the Consolidated Statements of Income in selling and administrative expenses.

All Share-Based Awards issued to management were recommended to the Board of Directors by the Compensation Committee and approved by the Board of Directors. All share-based compensation issued to the Company's non-employee members of the Board of Directors under the 2010 Plan were recommended to the Board of Directors by the Compensation Committee and approved by the Board of Directors. Share-Based Awards granted to non-employee directors are granted on the third business day following the annual shareholders' meeting.

All Share-Based Awards issued to employees were granted with an exercise price equal to the fair market value of the Company's Common Stock on the date of grant and are subject to a five-year cliff-vesting schedule under which the awards become fully vested or exercisable after five years from the date of grant and expire ten years after the grant date. Share-Based Awards granted to the Company's non-employee members of the Board of Directors (the "Directors") are fully vested as of the date of grant. Prior to fiscal 2009, non-employee Director option grants expired ten years from the grant date. Beginning in fiscal 2009, non-employee director option grants expire eight years after the grant date.

US GAAP requires that share-based compensation cost be measured at the grant date based on the value of the award and be recognized as expense over the requisite service period, which is generally the vesting period. Determining the fair value of Share-Based Awards at the grant date requires judgment, including estimating expected dividends, share price volatility and the amount of share-based awards that are expected to be forfeited. The fair value of each Share-Based Award is estimated on the date of grant using the Black-Scholes option pricing model.

Compensation expense for all Share-Based Awards is recognized ratably over the related vesting period. Certain Share-Based Awards were granted during fiscal 2012, 2011 and 2010 to non-employee Directors of the Company, which were fully vested upon grant and expire eight years after the grant date. Accordingly, compensation expense related to these Share-Based Awards in fiscal 2012, 2011 and 2010 were recognized on the date of grant.

The Company recognizes compensation expense for restricted stock grants over the related vesting period. For unrestricted stock grants compensation expense is recognized on the date of grant. The fair value for each restricted and unrestricted stock grant is determined by using the closing price of the Company's stock on the date of the grant. Refer to Note 12, "Share-Based Compensation", of these Consolidated Financial Statements for further discussion regarding the Company's share-based compensation plans.

The fair value of each Share-Based Award is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used:

Fiscal year ended August	**2012**	**2011**	**2010**
Risk-free interest rate	**1.54%**	**1.98%**	**2.97%**
Expected dividend yield	0.56%	0.60%	0.62%
Expected life in years	**7.39**	**7.32**	**7.39**
Expected volatility	33.8%	34.8%	39.3%

The weighted average fair values of Share-Based Awards granted during fiscal years 2012, 2011 and 2010 were $18.28, $17.59 and $18.86, respectively.

Net Income Per Share

The Company calculates net income per share in accordance with US GAAP, which requires the Company to allocate income to its unvested participating securities as part of its earnings per share ("EPS") calculations.

The Class B Common Stock may be converted at any time on a one-for-one basis into Common Stock at the option of the holder of the Class B Common Stock. Diluted earnings per share for the Company's Common Stock assumes the conversion of all of the Company's Class B Common Stock into Common Stock, full vesting of outstanding restricted stock, and the exercise of Share-Based Awards under the Company's stock-based employee compensation plans.

The following table sets forth the computation of basic earnings per share using the two-class method for amounts attributable to the Company's shares of Common Stock and Class B Common Stock (in thousands, except per share data):

Year ended	August 25, 2012	August 27, 2011	August 28, 2010
Net income available to shareholders	$ 94,989	$ 76,486	$ 76,408
Allocation of net income for Basic:			
Common Stock	$ 74,643	$ 59,944	$ 59,921
Class B Common Stock	18,630	15,104	15,875
Unvested participating shares	1,716	1,438	612
	$ 94,989	$ 76,486	$ 76,408
Weighted average number of shares for Basic:			
Common Stock	14,882	14,791	14,570
Class B Common Stock	4,643	4,658	4,823
Unvested participating shares	391	405	171
	19,916	19,854	19,564
Earnings per share for Basic:			
Common Stock	$ 5.02	$ 4.05	$ 4.11
Class B Common Stock	$ 4.01	$ 3.24	$ 3.29

The Company calculates diluted EPS for Common Stock using the more dilutive of the following two methods:

- The treasury stock method; or
- The two-class method assuming a participating security is not exercised or converted.

For the years ended August 25, 2012, August 27, 2011 and August 28, 2010, the Company's diluted EPS assumes the conversion of all vested Class B Common Stock into Common Stock and uses the two-class method for its unvested participating shares as follows (in thousands, except per share data):

	Year Ended August 25, 2012			Year Ended August 27, 2011			Year Ended August 28, 2010		
	Earnings to Common shareholders	Common Shares	EPS	Earnings to Common shareholders	Common Shares	EPS	Earnings to Common shareholders	Common Shares	EPS
As reported - Basic	$ 74,643	14,882	$ 5.02	$ 59,944	14,791	$ 4.05	$ 59,921	14,570	$ 4.11
Add: effect of dilutive potential common shares									
Share-Based Awards	—	91		—	83		—	65	
Class B Common Stock	18,630	4,643		15,104	4,658		15,875	4,823	
Add: Undistributed earnings allocated to unvested participating shares	1,664	—		1,385	—		598	—	
Less: Undistributed earnings reallocated to unvested participating shares	(1,579)	—		(1,315)	—		(567)	—	
Diluted EPS – Common Stock	93,358	19,616	$ 4.76	75,118	19,532	$ 3.85	75,827	19,458	$ 3.90

There were no shares of common stock that were excluded from the calculation of diluted earnings per share for the year ended August 25, 2012. Share-Based Awards that would result in the issuance of 116,487 and 118,800 shares of Common Stock were excluded from the calculation of diluted earnings per share for the year ended August 27, 2011 and August 28, 2010, respectively, because they were anti-dilutive.

Foreign Currency Translation

The functional currency of our foreign operations is the local country's currency. Transaction gains and losses, including gains and losses on our intercompany transactions, are included in other expense (income) in the accompanying Consolidated Statements of Income. Assets and liabilities of operations outside the United States are translated into U.S. dollars using period-end exchange rates. Revenues and expenses are translated at the average exchange rates in effect during each month of the fiscal year. The effects of foreign currency translation adjustments are included in shareholders' equity as a component of accumulated other comprehensive income in the accompanying Consolidated Balance Sheets.

Recent Accounting Pronouncements

In May 2011, the FASB issued updated accounting guidance to amend existing requirements for fair value measurements and disclosures. The guidance expands the disclosure requirements around fair value measurements categorized in Level 3 of the fair value hierarchy and requires disclosure of the level in the fair value hierarchy of items that are not measured at fair value but whose fair value must be disclosed. It also clarifies and expands upon existing requirements for fair value measurements of financial assets and liabilities as well as instruments classified in shareholders' equity. The guidance is effective for interim and annual financial periods beginning after December 15, 2011. The Company does not expect the adoption of this guidance to have a material impact on its Consolidated Financial Statements.

In June 2011, the FASB issued updated accounting guidance that improves the comparability, consistency, and transparency of financial reporting and increases the prominence of items reported in other comprehensive income by eliminating the option to present components of other comprehensive income as part of the statement of changes in shareholders' equity. The amendments to the existing standard require that all nonowner changes in shareholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The amendments to the existing standard do not change the current option for presenting components of other comprehensive income ("OCI") gross or net of the effect of income taxes, provided that such tax effects are presented in the statement in which OCI is presented or disclosed in the notes to the financial statements. Additionally, the standard does not affect the calculation or reporting of earnings per share. This guidance is effective for annual reporting periods, and any interim periods within those annual periods, that begin after December 15, 2011 and is to be applied retrospectively, with early adoption permitted. The Company does not expect the adoption of this guidance to have a material impact on its Consolidated Financial Statements.

In September 2011, the FASB issued updated guidance intended to simplify how entities, both public and nonpublic, test for goodwill and impairment. This guidance permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. Also, the guidance improves the examples of events and circumstances that an entity having a reporting unit with a zero or negative carrying amount should consider in determining whether to measure an impairment loss, if any, under the second step of the goodwill impairment test. This guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted. The Company does not expect the adoption of this guidance to have a material impact on its Consolidated Financial Statements.

In September 2011, the FASB issued updated guidance applicable to nongovernmental employers that participate in multiemployer pension and other postretirement benefit plans. The revised accounting rules will require enhanced disclosures relating to an employer's participation in a multiemployer pension plan, but more limited disclosures for multiemployer plans that provide postretirement benefits other than pensions. This guidance was effective for the Company's fiscal year ending August 25, 2012. The adoption of this guidance did not have a material impact on its Consolidated Financial Statements.

2. Acquisitions

During the fiscal year ended August 25, 2012, the Company acquired no businesses. Whenever the Company acquires a business, consistent with current accounting guidance, the results of operations of the acquisition are included in the Company consolidated financial results from the date of the acquisition.

Aggregate information relating to the acquisition of businesses which were accounted for as purchases is as follows (in thousands, except number of businesses acquired):

Year ended	August 25, 2012	August 27, 2011	August 28, 2010
Number of businesses acquired	—	9	9
Tangible assets acquired	$ —	$ 6,189	$ 3,795
Intangible assets and goodwill acquired	—	26,367	17,113
Acquisition of businesses	$ —	$ 32,556	$ 20,908

Tangible assets acquired primarily relate to accounts receivable, inventory and property, plant and equipment. Liabilities assumed primarily relate to accounts payable and accrued liabilities.

The amount assigned to intangible assets acquired was based on their respective fair values determined as of the acquisition date. The excess of the purchase price over the tangible and intangible assets was recorded as goodwill. In fiscal 2011 and 2010, all of the goodwill was allocated to the US and Canadian Rental and Cleaning segment. Goodwill is not being amortized and is tested for impairment as required, at least annually.

3. Fair Value Measurements

US GAAP establishes a framework for measuring fair value and establishes disclosure requirements about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. We considered non-performance risk when determining fair value of our derivative financial instruments.

The fair value hierarchy prescribed under US GAAP contains three levels as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

All financial assets or liabilities that are measured at fair value on a recurring basis (at least annually) have been segregated into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date. The assets or liabilities measured at fair value on a recurring basis are summarized in the table below (in thousands):

	As of August 25, 2012			
	Level 1	Level 2	Level 3	Fair Value
Assets:				
Cash equivalents	$ 34,978	$ —	$ —	$ 34,978
Total	**$ 34,978**	**$ —**	**$ —**	**$ 34,978**

The Company's cash equivalents listed above represent money market securities and are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The Company does not adjust the quoted market price for such financial instruments.

4. Income Taxes

The provision for income taxes consists of the following (in thousands):

Year ended	August 25, 2012	August 27, 2011	August 28, 2010
Current:			
Federal	$ 43,470	$ 22,372	$ 34,373
Foreign	**3,604**	**3,664**	**4,336**
State	8,066	5,089	6,871
Total current	**55,140**	**31,125**	**45,580**
Deferred:			
Federal	540	11,424	154
Foreign	**90**	**(94)**	**366**
State	(25)	1,631	344
Total deferred	**605**	**12,961**	**864**
Total	**$ 55,745**	**$ 44,086**	**$ 46,444**

The following table reconciles the provision for income taxes using the statutory federal income tax rate to the actual provision for income taxes (in thousands):

	August 25, 2012	August 27, 2011	August 28, 2010
Income taxes at the statutory federal income tax rate	35.0%	35.0%	35.0%
State income taxes	3.5	3.7	3.8
Adjustments to tax reserves	-0.6	-1.1	-0.7
Foreign tax rate differential	-1.0	-1.0	-0.6
Permanent and other	0.1	0.0	0.3
Total	37.0%	36.6%	37.8 %

The tax effect of items giving rise to the Company's deferred tax assets and liabilities are as follows (in thousands):

	August 25, 2012	August 27, 2011
Deferred Tax Assets		
Payroll and benefit related	$ 15,577	$ 14,171
Insurance related	12,928	11,831
Environmental	7,886	7,235
Other	12,588	10,207
	48,979	43,444
Deferred Tax Liabilities		
Tax in excess of book depreciation	42,282	39,317
Purchased intangible assets	26,666	24,619
Rental merchandise in service	20,992	21,325
Other	—	145
	89,940	85,406
Net deferred tax liability	$ 40,961	$ 41,962

The Company has evaluated its deferred tax assets and believes that they will be fully recovered. As a result, the Company has not established a valuation allowance.

As of August 25, 2012 and August 27, 2011, there was $0.8 million and $1.7 million, respectively, in total unrecognized tax benefits, which if recognized, would favorably impact the Company's effective tax rate. The Company recognizes interest and penalties related to uncertain tax positions as a component of income tax expense which is consistent with the recognition of these items in prior reporting periods. As of August 25, 2012 and August 27, 2011, the Company had accrued a total of $0.1 million and $0.6 million in interest and penalties, respectively, in its long-term accrued liabilities. For the years ended August 25, 2012, and August 27, 2011 the Company recognized a benefit in its Consolidated Statement of Income related to interest and penalties totaling $0.5 million and $0.9 million, respectively. For the year ended August 28, 2010, the Company recognized expense in its Consolidated Statements of Income related to interest and penalties totaling $0.3 million.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

Balance at August 28, 2010	$ 3,556
Additions based on tax positions related to the current year	253
Statute expirations	(1,256)
Other adjustments	(233)
Balance at August 27, 2011	$ 2,320
Additions based on tax positions related to the current year	137
Statute expirations	(1,406)
Balance at August 25, 2012	$ 1,051

The Company has a significant portion of its operations in the United States and Canada. It is required to file federal income tax returns as well as state income tax returns in a majority of the U.S. states and also in the Canadian provinces of Alberta, British Columbia, Ontario, Saskatchewan and Quebec. At times, the Company is subject to audits in these jurisdictions, which typically are complex and can require several years to resolve. The final resolution of any such tax audit could result in either a reduction in the Company's accruals or an increase in its income tax provision, both of which could have a material impact on the consolidated results of operations in any given period.

All U.S. and Canadian federal income tax examinations have substantially concluded through fiscal years 2008 and 2005, respectively, and we are currently under audit for U.S. federal income taxes for 2010 and 2011. With a few exceptions, the Company is no longer subject to state and local income tax examinations for periods prior to fiscal 2007. The Company is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change significantly in the next 12 months.

The Company has undistributed earnings of its international subsidiaries that it considers indefinitely reinvested and therefore has not provided for U.S. income taxes that could result from any future distribution of such earnings to the U.S. parent. If these earnings were ultimately distributed to the U.S. in the form of dividends or otherwise, or if the shares of its international subsidiaries were sold or transferred, the Company would likely be subject to additional U.S. income taxes, net of the impact of any available foreign tax credits. It is not practicable to estimate the amount of unrecognized deferred U.S. taxes on these undistributed earnings.

On December 23, 2011, the U.S. Department of the Treasury and the Internal Revenue Service issued temporary regulations (Regulations Section 2011-14) that provide guidance on amounts paid to improve tangible property, and acquire or produce tangible property, as well as guidance regarding the disposition of property and the expensing of supplies and materials. The final regulations are effective for the Company's fiscal year ending August 31, 2013. The Company continues to review these regulations for their impact on its consolidated financial statements.

5. Long-term Debt

Long-term debt outstanding on the accompanying Consolidated Balance Sheets are as follows (in thousands):

	August 25, 2012	August 27, 2011
Series D, floating rate notes due September 2013 bearing interest at LIBOR plus 50 basis points, which was 0.97% and 0.75% as of August 25, 2012 and August 27, 2011, respectively.	100,000	100,000
Unsecured revolving credit agreement with a syndicate of banks, weighted-average interest rate of 1.4% at August 27, 2011.	—	15,000
Other	4,685	5,296
Long-term debt	104,685	120,296
Less - current maturities	4,530	20,133
	$ 100,155	$ 100,163

Aggregate maturities of long-term debt for the five fiscal years subsequent to August 25, 2012 and thereafter are as follows (in thousands):

2013	$ 4,530
2014	100,000
2015	—
2016	—
2017	—
Thereafter	155
Total	$ 104,685

On May 5, 2011, the Company entered into a $250.0 million unsecured revolving credit agreement (the "Credit Agreement") with a syndicate of banks, which matures on May 4, 2016. Under the Credit Agreement, the Company is able to borrow funds at variable interest rates based on, at the Company's election, the Eurodollar rate or a base rate, plus in each case a spread based on the Company's consolidated funded debt ratio. Availability of credit requires compliance with certain financial and other covenants, including a maximum consolidated funded debt ratio and minimum consolidated interest coverage ratio as defined in the Credit Agreement. The Company tests its compliance with these financial covenants on a fiscal quarterly basis. At August 25, 2012, the interest rates applicable to the Company's borrowings under the Credit Agreement would be calculated as LIBOR plus 100 basis points at the time of the respective borrowing. As of August 25, 2012, the Company had no outstanding borrowings, letters of credit amounting to $43.7 million and $206.3 million available for borrowing under the Credit Agreement.

Prior to May 5, 2011, the Company had a $225.0 million unsecured revolving credit agreement (the "Prior Credit Agreement") with a syndicate of banks, which was scheduled to mature on September 13, 2011. In connection with the Company's entry into the Credit Agreement, the Company terminated the Prior Credit Agreement.

On June 14, 2004, the Company issued $75.0 million of fixed rate notes ("Fixed Rate Notes") pursuant to a Note Purchase Agreement with a seven year term and bearing interest at 5.27%. The Fixed Rate Notes matured on June 14, 2011 and were repaid with approximately $45.0 million from the Company's cash reserves and $30.0 million of borrowing under the Company's Credit Agreement.

On September 14, 2006, the Company issued $100.0 million of floating rates notes ("Floating Rate Notes") pursuant to a Note Purchase Agreement ("2006 Note Agreement"). The Floating Rate Notes mature on September 14, 2013, bear interest at LIBOR plus 50 basis points and may be repaid at face value two years from the date of issuance.

As of August 25, 2012, the Company was in compliance with all covenants under the Credit Agreement and the 2006 Note Agreement.

6. Derivative Instruments and Hedging Activities

In January 2008, the Company entered into an interest rate swap agreement to manage its exposure to interest rate movements and the related effect on its variable rate debt. The Company concluded that the interest rate swap met the criteria to qualify as a cash flow hedge under US GAAP. Accordingly, the Company reflected all changes in the fair value of the swap agreement in accumulated other comprehensive income, a component of shareholders' equity. The swap agreement, with a notional amount of $100.0 million, matured on March 14, 2011. The Company paid a fixed rate of 3.51% and received a variable rate tied to the three month LIBOR rate.

The Company has recorded any realized gains or losses from its interest rate swap as an adjustment to interest expense in its Consolidated Statements of Income. For the fiscal year ended August 27, 2011, the Company reclassified a loss from accumulated other comprehensive income into interest expense totaling $1.8 million.

As of August 25, 2012 and August 27, 2011, there were no fair value amounts recorded by the Company related to this agreement as it matured on March 14, 2011. As of August 25, 2012, the Company had no outstanding derivative instruments.

7. Employee Benefit Plans

Defined Contribution Retirement Savings Plan

The Company has a defined contribution retirement savings plan with a 401(k) feature for all eligible employees not under collective bargaining agreements. The Company matches a portion of the employee's contribution and can make an additional contribution at its discretion. Contributions charged to expense under the plan for the years ended August 25, 2012, August 27, 2011 and August 28, 2010 were $11.5 million, $10.6 million and $11.0 million, respectively.

Pension Plans and Supplemental Executive Retirement Plans

The Company accounts for its pension plans and Supplemental Executive Retirement Plan on an accrual basis over employees' estimated service periods.

The Company (1) recognizes in its statement of financial position the over-funded or under-funded status of its defined benefit postretirement plans measured as the difference between the fair value of plan assets and the benefit obligation, (2) recognizes as a component of other comprehensive income, net of tax, the actuarial gains and losses and the prior service costs and credits that arise during the period but are not recognized as components of net periodic benefit cost, (3) measures defined benefit plan assets and defined benefit plan obligations as of the date of its statement of financial position, and (4) discloses additional information in the notes to financial statements about certain effects on net periodic benefit cost in the upcoming fiscal year that arise from delayed recognition of the actuarial gains and losses and the prior service costs and credits.

The Company maintains an unfunded Supplemental Executive Retirement Plan ("SERP") for certain eligible employees of the Company. The benefits are based on the employee's compensation upon retirement. The amount charged to expense related to this plan amounted to approximately $1.8 million, $1.7 million and $1.5 million for the fiscal years ended 2012, 2011 and 2010, respectively.

The Company maintains a non-contributory defined benefit pension plan ("UniFirst Plan") covering union employees at one of its locations. The benefits are based on years of service and the employees' compensation. The plan assets primarily consist of fixed income and equity securities. The amount charged to expense related to this plan amounted to approximately $0.3 million for fiscal years ended 2012, 2011 and 2010.

In connection with one of the Company's acquisitions, the Company assumed liabilities related to a frozen pension plan covering many of the acquired Company's former employees ("Textilease Plan"). The pension benefits are based on years of service and the employee's compensation. The plan assets primarily consist of fixed income and equity securities. The amounts charged to expense related to this plan amounted to approximately $0.1 million for each of the fiscal years ended 2012, 2011 and 2010.

The Company refers to its UniFirst Plan and Textilease Plan collectively as its "Pension Plans".

The components of net periodic benefit cost related to the Company's Pension Plans and SERP for the years ended August 25, 2012, August 27, 2011 and August 28, 2010 were as follows (in thousands):

	Pension Plans			SERP		
	2012	2011	2010	2012	2011	2010
Service cost	$ 152	$ 149	$ 136	$ 512	$ 486	$ 391
Interest cost	322	328	351	858	764	702
Expected return on assets	(199)	(202)	(191)	—	—	—
Amortization of prior service cost	62	62	62	368	368	368
Amortization of unrecognized loss	65	78	20	107	131	54
Other events	43	65	—	—	—	—
Net periodic benefit cost	$ 445	$ 480	$ 378	$ 1,845	$ 1,749	$ 1,515

The calculation of pension expense and the corresponding liability requires the use of a number of critical assumptions, including the expected long-term rate of return on plan assets and the assumed discount rate. Changes in these assumptions can result in different expense and liability amounts, and future actual experience can differ from these assumptions. Pension expense increases as the expected rate of return on pension plan assets decreases. Future changes in plan asset returns, assumed discount rates and various other factors related to the participants in the Company's pension plans will impact its future pension expense and liabilities. The Company cannot predict with certainty what these factors will be in the future.

The Company's obligations and funded status related to its Pension Plans and SERP as of August 25, 2012 and August 27, 2011 were as follows (in thousands):

	Pension Plans		SERP	
	2012	2011	2012	2011
Change in benefit obligation:				
Projected benefit obligation, beginning of year	$ 7,372	$ 7,339	$ 14,944	$ 13,987
Service cost	152	149	512	486
Interest cost	322	328	858	764
Actuarial (gain) loss	937	114	622	98
Benefits paid	(299)	(319)	(537)	(391)
Settlements	(183)	(239)	—	—
Projected benefit obligation, end of year	$ 8,301	$ 7,372	$ 16,399	$ 14,944
Change in plan assets:				
Fair value of plan assets, beginning of year	$ 5,145	$ 5,263	$ —	$ —
Actual return on plan assets	202	205	—	—
Employer contributions	249	235	—	—
Benefits paid	(299)	(319)	—	—
Settlements	(183)	(239)	—	—
Fair value of plan assets, end of year	$ 5,114	$ 5,145	$ —	$ —
Funded status (net amount recognized):	$ (3,187)	$ (2,227)	$ (16,399)	$ (14,944)

As of August 25, 2012 and August 27, 2011, the accumulated benefit obligations for the Company's Pension Plans were $8.3 million and $7.4 million, respectively. As of August 25, 2012 and August 27, 2011, the accumulated benefit obligations for the Company's SERP were $12.9 million and $11.6 million, respectively.

The amounts recorded on the Consolidated Balance Sheet for the Company's Pension Plans and SERP as of August 25, 2012 and August 27, 2011 were as follows (in thousands):

	Pension Plans		SERP	
	2012	2011	2012	2011
Deferred tax assets	$ 1,089	$ 795	$ 1,648	$ 1,716
Accrued liabilities	$ 3,187	$ 2,227	$ 16,399	$ 14,944
Accumulated other comprehensive loss	$ (1,740)	$ (1,269)	$ (2,633)	$ (2,742)

As of August 25, 2012 and August 27, 2011, the amounts recognized in accumulated other comprehensive income for the Company's Pension Plans and SERP (in thousands):

	Pension Plans		SERP	
	2012	2011	2012	2011
Net actuarial loss	$ (1,445)	$ (936)	$ (1,694)	$ (1,577)
Unrecognized prior service cost	(295)	(333)	(939)	(1,165)
	$ (1,740)	$ (1,269)	$ (2,633)	$ (2,742)

The weighted average assumptions used in calculating the Company's projected benefit obligation as of August 25, 2012 and August 27, 2011, were as follows:

	Pension Plans		SERP	
	2012	2011	2012	2011
Discount rate	3.3%	4.6%	3.6%	4.9%
Rate of compensation increase	N/A	N/A	5.0%	5.0%

The weighted average assumptions used in calculating the Company's net periodic service cost for the years ended August 25, 2012, August 27, 2011 and August 28, 2010, were as follows:

	Pension Plans			SERP		
	2012	2011	2010	2012	2011	2010
Discount rate	4.6%	4.7%	5.8%	4.9%	4.8%	5.7%
Expected return on plan assets	4.0%	4.0%	4.0%	N/A	N/A	N/A
Rate of compensation increase	N/A	N/A	N/A	5.0%	5.0%	5.0%

8. Goodwill and Other Intangible Assets

As discussed in Note 2, *Acquisitions*, when the Company acquires a business the amount assigned to the tangible and intangible assets acquired is based on their respective fair values determined as of the acquisition date. The excess of the purchase price over the tangible and intangible assets is recorded as goodwill. In addition, the Company also acquires intangible assets through other purchase agreements that are determined not to represent business acquisitions under the current accounting guidance. The following details the changes in the Company's intangible assets and goodwill related to the Company's acquisitions as well as its asset purchases for the years ended August 25, 2012 and August 27, 2011 as well as the respective periods over which the assets will be amortized (in thousands, except weighted average life in years). These amounts include additional payments associated with prior year acquisitions as well as changes to acquisition purchase allocations that had not been finalized as of the end of the prior fiscal year:

Year ended	August 25, 2012	Weighted Average Life in Years	August 27, 2011	Weighted Average Life in Years
Goodwill	$ 29	N/A	$ 16,014	N/A
Customer contracts	402	11.6	9,588	14.4
Other intangible assets	25	13.8	765	5.1
Total intangible assets and goodwill acquired	$ 456		$ 26,367	

The Company no longer amortizes goodwill, but it is reviewed annually or more frequently if certain indicators arise, for impairment. There were no impairment losses related to goodwill or intangible assets during the years ended August 25, 2012, August 27, 2011 or August 28, 2010.

The changes in the carrying amount of goodwill are as follows (in thousands):

Balance as of August 28, 2010	$ 271,857
Goodwill recorded during the period	16,014
Other	378
Balance as of August 27, 2011	$ 288,249
Goodwill recorded during the period	29
Other	(141)
Balance as of August 25, 2012	$ 288,137

As of August 25, 2012, the Company has allocated $283.4 million, $4.1 million and $0.6 million of goodwill to its US and Canadian Rental and Cleaning, Specialty Garments and First Aid segments, respectively.

Intangible assets, net in the Company's accompanying Consolidated Balance Sheets are as follows (in thousands):

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
August 25, 2012			
Customer contracts	$ 144,842	$ 96,262	$ 48,580
Other intangible assets	27,910	25,959	1,951
	$ 172,752	$ 122,221	$ 50,531
August 27, 2011			
Customer contracts	$ 144,497	$ 86,607	$ 57,890
Other intangible assets	27,924	24,909	3,015
	$ 172,421	$ 111,516	$ 60,905

Estimated amortization expense for the five fiscal years subsequent to August 25, 2012 and thereafter, based on intangible assets, net as of August 25, 2012 is as follows (in thousands):

2013	$ 9,744
2014	7,592
2015	6,976
2016	6,427
2017	5,836
Thereafter	13,956
	$ 50,531

9. Accrued Liabilities

Accrued liabilities in the accompanying Consolidated Balance Sheet consists of the following (in thousands):

	August 25, 2012	August 27, 2011
Current liabilities:		
Payroll and benefit related	$ 31,825	$ 28,362
Insurance related	35,374	32,836
Environmental related	5,100	4,174
Other	8,176	11,258
	$ 80,475	$ 76,630
Long-term liabilities:		
Benefit related	$ 18,380	$ 16,016
Environmental related	14,920	14,194
Asset retirement obligations	10,120	9,488
	$ 43,420	$ 39,698
Total accrued liabilities	$ 123,895	$ 116,328

10. Asset Retirement Obligations

Asset retirement obligations generally applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. Accordingly, the Company recognizes asset retirement obligations in the period in which they are incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company continues to depreciate, on a straight-line basis, the amount added to property, plant and equipment and recognizes accretion expense in connection with the discounted liability over the various remaining lives which range from approximately one to thirty-two years.

The Company recognized as a liability the present value of the estimated future costs to decommission its nuclear laundry facilities. The estimated liability is based on historical experience in decommissioning nuclear laundry facilities, estimated useful lives of the underlying assets, external vendor estimates as to the cost to decommission these assets in the future, and federal and state regulatory requirements. The estimated current costs have been adjusted for the estimated impact of inflation at 3% per year. The liability has been discounted using credit-adjusted risk-free rates that range from approximately 7.0% to 7.5% over one to thirty-two years. Revisions to the liability could occur due to changes in the Company's estimated useful lives of the underlying assets, estimated dates of decommissioning, changes in decommissioning costs, changes in federal or state regulatory guidance on the decommissioning of such facilities, or other changes in estimates. Changes due to revised estimates will be recognized by adjusting the carrying amount of the liability and the related long-lived asset if the assets are still in service, or charged to expense in the period if the assets are no longer in service.

A reconciliation of the Company's asset retirement liabilities is as follows (in thousands):

	August 25, 2012	August 27, 2011
Beginning balance	$ 9,488	$ 8,899
Accretion expense	632	589
Ending balance	$ 10,120	$ 9,488

Asset retirement obligations are included in long-term accrued liabilities in the accompanying Consolidated Balance Sheets.

11. Commitments and Contingencies

Lease Commitments

The Company leases certain buildings and equipment from independent parties. Total rent expense on all leases was $7.7 million, $7.0 million and $6.3 million for the fiscal years ended 2012, 2011 and 2010, respectively. Annual minimum lease commitments for the five years subsequent to August 25, 2012 and thereafter are as follows (in thousands):

2013	$ 6,401
2014	4,559
2015	4,047
2016	3,238
2017	1,954
Thereafter	2,247
	$ 22,446

Environmental and Legal Contingencies

The Company and its operations are subject to various federal, state and local laws and regulations governing, among other things, air emissions, wastewater discharges, and the generation, handling, storage, transportation, treatment and disposal of hazardous waste and other substances. In particular, industrial laundries use and must dispose of detergent waste water and other residues, and, in the past used perchloroethylene and other dry cleaning solvents. The Company is attentive to the environmental concerns surrounding the disposal of these materials and has, through the years, taken measures to avoid their improper disposal. In the past, the Company has settled, or contributed to the settlement of, actions or claims brought against the Company relating to the disposal of hazardous materials and there can be no assurance that the Company will not have to expend material amounts to remediate the consequences of any such disposal in the future.

US GAAP requires that a liability for contingencies be recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Significant judgment is required to determine the existence of a liability, as well as the amount to be recorded. The Company regularly consults with attorneys and outside consultants in its consideration of the relevant facts and circumstances before recording a contingent liability. Changes in enacted laws, regulatory orders or decrees, management's estimates of costs, insurance proceeds, participation by other parties, the timing of payments and the input of outside consultants and attorneys based on changing legal or factual circumstances could have a material impact on the amounts recorded for environmental and other contingent liabilities.

Under environmental laws, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on, or in, or emanating from, such property, as well as related costs of investigation and property damage. Such laws often impose liability without regard to whether the owner or lessee knew of, or was responsible for the presence of such hazardous or toxic substances. There can be no assurances that acquired or leased locations have been operated in compliance with environmental laws and regulations or that future uses or conditions will not result in the imposition of liability upon the Company under such laws or expose the Company to third-party actions such as tort suits. The Company continues to address environmental conditions under terms of consent orders negotiated with the applicable environmental authorities or otherwise with respect to sites located in or related to Woburn, Massachusetts, Somerville, Massachusetts, Springfield, Massachusetts, Uvalde, Texas, Stockton, California, three sites related to former operations in Williamstown, Vermont, as well as sites located in Goldsboro, North Carolina, Wilmington, North Carolina and Landover, Maryland.

The Company has accrued certain costs related to the sites described above as it has been determined that the costs are probable and can be reasonably estimated. The Company continues to implement mitigation measures and to monitor environmental conditions at the Somerville, Massachusetts site. The Company also has potential exposure related to an additional parcel of land (the "Central Area") related to the Woburn, Massachusetts site discussed above. Currently, the consent decree for the Woburn site does not define or require any remediation work in the Central Area. The United States Environmental Protection Agency (the "EPA") has provided the Company and other signatories to the consent decree with comments on the design and implementation of groundwater and soil remedies at the Woburn site and investigation of environmental conditions in the Central Area. The Company, and other signatories, have implemented and proposed to do additional work at the Woburn site but many of the EPA's comments remain to be resolved. The Company has accrued costs to perform certain work responsive to EPA's comments. In addition, the Company has responded to requests from the EPA under the Clean Air Act for information regarding its handling of and operations with respect to the laundering of soiled towels.

The Company routinely reviews and evaluates sites that may require remediation and monitoring and determines its estimated costs based on various estimates and assumptions. These estimates are developed using its internal sources or by third party environmental engineers or other service providers. Internally developed estimates are based on:

- Management's judgment and experience in remediating and monitoring the Company's sites;
- Information available from regulatory agencies as to costs of remediation and monitoring;
- The number, financial resources and relative degree of responsibility of other potentially responsible parties (PRPs) who may be liable for remediation and monitoring of a specific site; and
- The typical allocation of costs among PRPs.

There is usually a range of reasonable estimates of the costs associated with each site. The Company's accruals reflect the amount within the range that constitutes its best estimate. Where it believes that both the amount of a particular liability and the timing of the payments are reliably determinable, the Company adjusts the cost in current dollars using a rate of 3% for inflation until the time of expected payment and discounts the cost to present value using current risk-free interest rates. As of August 25, 2012, the risk-free interest rates utilized by the Company ranged from 1.7% to 2.8%.

For environmental liabilities that have been discounted, the Company includes interest accretion, based on the effective interest method, in selling and administrative expenses on the Consolidated Statements of Income. The changes to the Company's environmental liabilities for the years ended August 25, 2012 and August 27, 2011 are as follows (in thousands):

Year ended	August 25, 2012	August 27, 2011
Beginning balance	$ 18,368	$ 18,986
Costs incurred for which reserves have been provided	(1,277)	(2,485)
Insurance proceeds received	209	203
Interest accretion	631	681
Changes in discount rates	1,346	284
Revisions in estimates	743	699
Ending balance	$ 20,020	$ 18,368

Anticipated payments and insurance proceeds of currently identified environmental remediation liabilities as of August 25, 2012, for the next five fiscal years and thereafter, as measured in current dollars, are reflected below.

(In thousands)	2013	2014	2015	2016	2017	Thereafter	Total
Estimated costs – current dollars	$ 5,259	$ 2,470	$ 1,437	$ 950	$ 752	$ 11,860	$ 22,728
Estimated insurance proceeds	(159)	(173)	(159)	(173)	(159)	(1,743)	(2,566)
Net anticipated costs	$ 5,100	$ 2,297	$ 1,278	$ 777	$ 593	$ 10,117	$ 20,162
Effect of inflation							6,703
Effect of discounting							(6,845)
Balance as of August 25, 2012							$ 20,020

Estimated insurance proceeds are primarily received from an annuity received as part of a legal settlement with an insurance company. Annual proceeds of approximately $0.3 million are deposited into an escrow account which funds remediation and monitoring costs for three sites related to former operations in Williamstown, Vermont. Annual proceeds received but not expended in the current year accumulate in this account and may be used in future years for costs related to this site through the year 2027. As of August 25, 2012, the balance in this escrow account, which is held in a trust and is not recorded in the Company's Consolidated Balance Sheet, was approximately $3.2 million. Also included in estimated insurance proceeds are amounts the Company is entitled to receive pursuant to legal settlements as reimbursements from three insurance companies for estimated costs at the site in Uvalde, Texas.

The Company's nuclear garment decontamination facilities are licensed by the Nuclear Regulatory Commission ("NRC"), or, in certain cases, by the applicable state agency, and are subject to regulation by federal, state and local authorities. There can be no assurance that such regulation will not lead to material disruptions in the Company's garment decontamination business.

From time to time, the Company is also subject to legal proceedings and claims arising from the conduct of its business operations, including litigation related to charges for certain ancillary services on invoices, personal injury claims, customer contract matters, employment claims and environmental matters as described above.

While it is impossible to ascertain the ultimate legal and financial liability with respect to contingent liabilities, including lawsuits and environmental contingencies, the Company believes that the aggregate amount of such liabilities, if any, in excess of amounts accrued or covered by insurance, will not have a material adverse effect on the consolidated financial position and/or results of operations of the Company. It is possible, however, that future financial position or results of operations for any particular period could be materially affected by changes in the Company's assumptions or strategies related to these contingencies or changes out of the Company's control.

Other Contingent Liabilities

As security for certain agreements with the NRC and various state agencies related to the nuclear operations (see above) and certain insurance programs, the Company had standby irrevocable bank commercial letters of credit of $43.7 million and $39.2 million outstanding as of August 25, 2012 and August 27, 2011, respectively.

12. Share-based Compensation

In fiscal 2012, a total of 3,153 shares of unrestricted stock were granted to some of the Company's non-employee directors. In fiscal 2011, a total of 6,000 shares of restricted stock were granted to the Company's non-employee Directors subject to vesting in full one year from the date of grant. Accordingly, compensation expense related to the 2012 unrestricted stock was recognized on the date of grant while the compensation expense related to the 2011 restricted stock was recognized ratably over the vesting period.

In fiscal 2012, the Company granted a total of 8,620 stock appreciation rights under the 2010 Plan to the Company's non-employee directors. Such stock appreciation rights were fully vested upon grant, expire on the earlier of the eighth anniversary of the grant date or the second anniversary of the date that the director ceases to be a member of the Board of Directors and must be settled in stock at the time of exercise. Accordingly, compensation expense related to the stock appreciation rights were recognized on the date of grant.

On April 5, 2010, the Company entered into a Restricted Stock Award Agreement (the "Performance Criteria Restricted Stock Award Agreement") with its Chief Executive Officer ("CEO") pursuant to which the Company granted 350,000 shares (the "Performance Restricted Shares") of restricted common stock to the CEO. The Performance Restricted Shares are earned if the Company achieves certain consolidated revenues and adjusted operating margins as set forth in the Performance Criteria Restricted Stock Award Agreement during certain performance periods in fiscal 2010, fiscal 2011 and fiscal 2012 as set forth in such agreement (collectively, the "Performance Criteria"). As of August 25, 2012, the performance criteria for fiscal 2010, fiscal 2011 and fiscal 2012 have been achieved and the related restricted shares have been earned. The Performance Restricted Shares earned upon achievement of the Performance Criteria will vest in four equal amounts on the third, fourth, fifth and sixth anniversaries of the grant date provided that the CEO continues to be employed by the Company on each such date. As the Company believed that it was probable that the Performance Criteria would be met, compensation expense began being recognized as of the grant date of these shares. As required by accounting rules, the Company is recognizing compensation expense for each vesting tranche of the Performance Restricted Shares ratably from the service inception date to the vesting date for each tranche. In the event Mr. Croatti's employment with the Company is terminated by the Company without cause or by reason of his death or disability, the Performance Restricted Shares will automatically vest in full.

Also on April 5, 2010, the Company entered into a Restricted Stock Award Agreement (the "Restricted Stock Award Agreement") with the CEO pursuant to which the Company granted 50,000 shares (the "Restricted Shares") of restricted common stock to the CEO. The Restricted Shares will vest in equal amounts on each of the first six anniversaries of the grant date provided that the CEO continues to be employed by the Company on each such date. Compensation expense related to the Restricted Shares is being recognized ratably over the vesting period. In the event Mr. Croatti's employment with the Company is terminated by the Company without cause or by reason of his death or disability, the Restricted Shares will automatically vest in full.

For the Performance Criteria Restricted Stock Award Agreement and the Restricted Stock Award Agreement, the fair value of the restricted shares was the closing price on April 5, 2010, which was $51.39.

Compensation expense for all share-based compensation, which includes Share-Based Awards and restricted stock grants, for the five fiscal years subsequent to August 25, 2012 is as follows (in thousands):

	Share-Based Awards	Restricted Stock	Total
2013	$ 1,281	$ 4,066	$ 5,347
2014	1,004	2,725	3,729
2015	681	1,697	2,378
2016	360	680	1,040
2017	47	-	47
Total	$ 3,373	$ 9,168	$ 12,541

As of August 25, 2012, the total compensation cost not yet recognized related to non-vested share-based compensation grants was approximately $12.5 million. The weighted average periods over which compensation cost for Share-Based Awards and restricted stock will be recognized are 2.5 years and 2.1 years, respectively.

The following table summarizes the Share-Based Award activity for the fiscal year ended August 25, 2012:

	Number of Shares	Weighted Average Exercise Price
Outstanding, August 27, 2011	527,400	$ 38.48
Granted	120,120	50.55
Exercised	(73,250)	32.91
Forfeited	(14,000)	40.59
Outstanding, August 25, 2012	560,270	$ 41.74
Exercisable, August 25, 2012	113,570	$ 40.43

13. Shareholders' Equity

The Company has two classes of common stock: Common Stock and Class B Common Stock. Each share of Common Stock is entitled to one vote, is freely transferable, and is entitled to a cash dividend equal to 125% of any cash dividend paid on each share of Class B Common Stock. Each share of Class B Common Stock is entitled to ten votes and can be converted to Common Stock on a share-for-share basis. However, until converted to Common Stock, shares of Class B Common Stock are not freely transferable. For the year ended August 25, 2012, a total of 2,500 shares of Class B Common Stock were converted to Common Stock.

14. Accumulated Other Comprehensive Income (Loss)

The components of accumulated other comprehensive income, net of tax, are as follows (in thousands):

	Foreign Currency Translation	Pension-related	Interest Rate Swap	Total Accumulated Other Comprehensive Income (Loss)
Balance, August 28, 2010	$ 7,286	$ (4,431)	$ (992)	$ 1,863
Change during the year	6,562	420	992	7,974
Balance, August 27, 2011	13,848	(4,011)	—	9,837
Change during the year	(2,204)	(362)	—	(2,566)
Balance, August 25, 2012	$ 11,644	$ (4,373)	$ —	$ 7,271

15. Segment Reporting

Operating segments are identified as components of an enterprise for which separate discrete financial information is available for evaluation by the chief operating decision-maker, or decision-making group, in making decisions on how to allocate resources and assess performance. The Company's chief operating decision maker is the Company's chief executive officer. The Company has six operating segments based on the information reviewed by its chief executive officer; US Rental and Cleaning, Canadian Rental and Cleaning, Manufacturing ("MFG"),

Corporate, Specialty Garments Rental and Cleaning ("Specialty Garments") and First Aid. The US Rental and Cleaning and Canadian Rental and Cleaning operating segments have been combined to form the US and Canadian Rental and Cleaning reporting segment, and as a result, the Company has five reporting segments.

The US and Canadian Rental and Cleaning reporting segment purchases, rents, cleans, delivers and sells, uniforms and protective clothing and non-garment items in the United States and Canada. The laundry locations of the US and Canadian Rental and Cleaning reporting segment are referred to by the Company as "industrial laundries" or "industrial laundry locations."

The MFG operating segment designs and manufactures uniforms and non-garment items solely for the purpose of providing these goods to the US and Canadian Rental and Cleaning reporting segment. MFG revenues are generated when goods are shipped from the Company's manufacturing facilities, or its subcontract manufacturers, to other Company locations. These revenues are recorded at a transfer price which is typically in excess of the actual manufacturing cost. Products are carried in inventory and subsequently placed in service and amortized at this transfer price. On a consolidated basis, intercompany revenues and income are eliminated and the carrying value of inventories and rental merchandise in service is reduced to the manufacturing cost. Income before income taxes from MFG net of the intercompany MFG elimination offsets the merchandise amortization costs incurred by the US and Canadian Rental and Cleaning reporting segment as the merchandise costs of this reporting segment are amortized and recognized based on inventories purchased from MFG at the transfer price which is above the Company's manufacturing cost.

The Corporate operating segment consists of costs associated with the Company's distribution center, sales and marketing, information systems, engineering, materials management, manufacturing planning, finance, budgeting, human resources, other general and administrative costs and interest expense. The revenues generated from the Corporate operating segment represent certain direct sales made by the Company directly from its distribution center. The products sold by this operating segment are the same products rented and sold by the US and Canadian Rental and Cleaning reporting segment. In the table below, no assets or capital expenditures are presented for the Corporate operating segment because no assets are allocated to this operating segment in the information reviewed by the chief executive officer. However, depreciation and amortization expense related to certain assets are reflected in income from operations and income before income taxes for the Corporate operating segment. The assets that give rise to this depreciation and amortization are included in the total assets of the US and Canadian Rental and Cleaning reporting segment as this is how they are tracked and reviewed by the Company. The majority of expenses accounted for within the Corporate segment relate to costs of the US and Canadian Rental and Cleaning segment, with the remainder of the costs relating to the Specialty Garment and First Aid segments.

The Specialty Garments operating segment purchases, rents, cleans, delivers and sells, specialty garments and non-garment items primarily for nuclear and cleanroom applications. The First Aid operating segment sells first aid cabinet services and other safety supplies.

The Company refers to the US and Canadian Rental and Cleaning, MFG, and Corporate reporting segments combined as its "core laundry operations," which is included as a subtotal in the following tables (in thousands):

As of and for the year ended August 25, 2012	US and Canadian Rental and Cleaning	MFG	Net Interco MFG Elim	Corporate	Subtotal Core Laundry Operations	Specialty Garments	First Aid	Total
Revenues	$ 1,099,421	$ 160,421	$ (160,421)	$ 12,902	$ 1,112,323	$ 102,758	$ 41,208	$ 1,256,289
Income (loss) from operations	$ 164,793	$ 50,036	$ (5,168)	$ (76,376)	$ 133,285	$ 13,460	$ 4,363	$ 151,108
Interest (income) expense, net	$ (2,535)	$ —	$ —	$ 1,929	$ (606)	$ —	$ —	$ (606)
Income (loss) before taxes	$ 167,284	$ 50,101	$ (5,168)	$ (78,345)	$ 133,872	$ 12,499	$ 4,363	$ 150,734
Depreciation and amortization	$ 43,501	$ 1,133	$ —	$ 15,599	$ 60,233	$ 4,788	$ 1,418	$ 66,439
Capital expenditures	$ 66,526	$ 1,306	$ —	$ —	$ 67,832	$ 6,044	$ 673	$ 74,549
Total assets	$ 1,108,362	$ 28,099	$ —	$ —	$ 1,136,461	$ 83,137	$ 20,936	$ 1,240,534

As of and for the year ended August 27, 2011	US and Canadian Rental and Cleaning	MFG	Net Interco MFG Elim	Corporate	Subtotal Core Laundry Operations	Specialty Garments	First Aid	Total
Revenues	$ 986,028	$ 160,042	$ (160,042)	$ 10,929	$ 996,957	$ 103,322	$ 33,847	$ 1,134,126
Income (loss) from operations	$ 144,431	$ 48,839	$ (8,807)	$ (78,738)	$ 105,725	$ 15,292	$ 2,956	$ 123,973
Interest (income) expense, net	$ (2,307)	$ —	$ —	$ 6,493	$ 4,186	$ —	$ —	$ 4,186
Income (loss) before taxes	$ 146,745	$ 48,748	$ (8,807)	$ (85,146)	$ 101,540	$ 16,076	$ 2,956	$ 120,572
Depreciation and amortization	$ 41,322	$ 1,194	$ —	$ 16,252	$ 58,768	$ 4,500	$ 1,465	$ 64,733
Capital expenditures	$ 55,799	$ 2,653	$ —	$ —	$ 58,452	$ 5,028	$ 367	$ 63,847
Total assets	$ 1,015,977	$ 28,879	$ —	$ —	$ 1,044,856	$ 76,351	$ 20,313	$ 1,141,520

As of and for the year ended August 28, 2010	US and Canadian Rental and Cleaning	MFG	Net Interco MFG Elim	Corporate	Subtotal Core Laundry Operations	Specialty Garments	First Aid	Total
Revenues	$ 899,791	$ 99,256	$ (99,256)	$ 8,074	$ 907,865	$ 88,001	$ 30,073	$ 1,025,939
Income (loss) from operations	$ 149,464	$ 35,970	$ (5,982)	$ (65,106)	$ 114,346	$ 13,891	$ 2,035	$ 130,272
Interest (income) expense, net	$ (1,860)	$ —	$ —	$ 8,534	$ 6,674	$ —	$ —	$ 6,674
Income (loss) before taxes	$ 151,337	$ 35,922	$ (5,982)	$ (73,623)	$ 107,654	$ 13,162	$ 2,036	$ 122,852
Depreciation and amortization	$ 39,754	$ 1,360	$ —	$ 14,547	$ 55,661	$ 4,314	$ 1,502	$ 61,477
Capital expenditures	$ 43,652	$ 3,288	$ —	$ —	$ 46,940	$ 2,981	$ 94	$ 50,015
Total assets	$ 978,738	$ 22,777	$ —	$ —	$ 1,001,515	$ 70,222	$ 20,558	$ 1,092,295

The Company's long-lived assets as of August 25, 2012 and August 27, 2011 and revenues and income before income taxes for the years ended August 25, 2012, August 27, 2011 and August 28, 2010 were attributed to the following countries (in thousands):

Long-lived assets as of:	August 25, 2012	August 27, 2011
United States	$ 706,379	$ 697,784
Europe, Canada, and Mexico (1)	46,475	48,546
Total	$ 752,854	$ 746,330

Revenues for the year ended:	August 25, 2012	August 27, 2011	August 28, 2010
United States	$ 1,144,753	$ 1,029,003	$ 932,477
Europe and Canada (1)	111,536	105,123	93,462
Total	$ 1,256,289	$ 1,134,126	$ 1,025,939

Income before income taxes for the year ended:	August 25, 2012	August 27, 2011	August 28, 2010
United States	$ 134,651	$ 105,257	$ 107,344
Europe, Canada, and Mexico	16,083	15,315	15,508
Total	$ 150,734	$ 120,572	$ 122,852

(1) No country accounts for greater than 10% of total long-lived assets or revenues.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of UniFirst Corporation

We have audited the accompanying consolidated balance sheets of UniFirst Corporation and subsidiaries as of August 25, 2012 and August 27, 2011, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended August 25, 2012. Our audits also included the financial statement schedule listed in the Index at item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of UniFirst Corporation and subsidiaries at August 25, 2012 and August 27, 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended August 25, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), UniFirst Corporation's internal control over financial reporting as of August 25, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated October 24, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Boston, Massachusetts

October 24, 2012

Quarterly Financial Data (Unaudited)

The following is a summary of the results of operations for each of the quarters within the years ended August 25, 2012 and August 27, 2011. This quarterly financial information was prepared by the Company without audit, pursuant to the rules and regulations of the Securities and Exchange Commission; however, the Company believes that the information furnished reflects all adjustments (consisting only of normal recurring adjustments) which were, in the opinion of management, necessary for a fair statement of results in the interim periods. This summary should be read in conjunction with these Consolidated Financial Statements and notes to Consolidated Financial Statements.

(In thousands, except per share data) For the year ended August 25, 2012	First Quarter	Second Quarter	Third Quarter(1)	Fourth Quarter
Revenues	$ 313,025	$ 309,959	$ 320,931	$ 312,374
Income before income taxes	41,785	31,086	42,360	35,503
Provision for income taxes	15,983	11,890	14,901	12,971
Net income	$ 25,802	$ 19,196	$ 27,459	$ 22,532
Income per share – basic				
Common Stock	$ 1.37	$ 1.01	$ 1.45	$ 1.19
Class B Common Stock	$ 1.09	$ 0.81	$ 1.16	$ 0.95
Income per share – diluted				
Common Stock	$ 1.30	$ 0.96	$ 1.37	$ 1.13
Income allocated to – basic				
Common Stock	$ 20,258	$ 15,081	$ 21,587	$ 17,717
Class B Common Stock	$ 5,068	$ 3,765	$ 5,381	$ 4,416
Income allocated to – diluted				
Common Stock	$ 25,350	$ 18,863	$ 26,993	$ 22,153
Weighted average number of shares outstanding – basic				
Common Stock	14,838	14,873	14,905	14,912
Class B Common Stock	4,641	4,640	4,644	4,647
Weighted average number of shares outstanding – diluted	19,557	19,605	19,646	19,664
Common Stock				

(1) In the third fiscal quarter of 2012, operating results benefited from a settlement of environmental litigation that resulted in the Company recording a $6.7 million pre-tax gain. This gain translated into a $0.21 benefit to the Company's diluted earnings per share.

(In thousands, except per share data) For the year ended August 27, 2011	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 273,090	$ 278,595	$ 291,567	$ 290,874
Income before income taxes	37,721	26,344	28,454	28,053
Provision for income taxes	13,957	10,067	10,023	10,039
Net income	$ 23,764	$ 16,277	$ 18,431	$ 18,014
Income per share – basic				
Common Stock	$ 1.26	$ 0.86	$ 0.98	$ 0.95
Class B Common Stock	$ 1.01	$ 0.69	$ 0.78	$ 0.76
Income per share – diluted				
Common Stock	$ 1.20	$ 0.82	$ 0.93	$ 0.90
Income allocated to – basic				
Common Stock	$ 18,604	$ 12,750	$ 14,453	$ 14,132
Class B Common Stock	$ 4,704	$ 3,218	$ 3,635	$ 3,549
Income allocated to – diluted				
Common Stock	$ 23,330	$ 15,983	$ 18,105	$ 17,698
Weighted average number of shares outstanding – basic				
Common Stock	14,753	14,778	14,810	14,822
Class B Common Stock	4,663	4,661	4,656	4,653
Weighted average number of shares outstanding – diluted				
Common Stock	19,487	19,528	19,549	19,559

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As required by Rule 13a-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. Based upon their evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to ensure that material information relating to the Company required to be disclosed by the Company in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and to ensure that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, our management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurances of achieving the desired control objectives, and management necessarily was required to apply its judgment in designing and evaluating the controls and procedures. We continue to review our disclosure controls and procedures, and our internal control over financial reporting, and may from time to time make changes aimed at enhancing their effectiveness and to ensure that our systems evolve with our business.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended August 25, 2012 that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

Management's Responsibility for Financial Statements

Our management is responsible for the preparation, integrity and objectivity of our Consolidated Financial Statements and other financial information contained in our Annual Report on Form 10-K. Those Consolidated Financial Statements were prepared in conformity with accounting principles generally accepted in the United States. In preparing those Consolidated Financial Statements, Management was required to make certain estimates and judgments, which are based upon currently available information and Management's view of current conditions and circumstances.

The Audit Committee of our Board of Directors, which consists solely of independent directors, oversees our process of reporting financial information and the audit of our Consolidated Financial Statements. The Audit Committee stays informed of our financial condition and regularly reviews management's financial policies and procedures, the independence of our independent auditors, our internal control and the objectivity of our financial reporting. Our independent registered public accounting firm has free access to the Audit Committee and meets with the Audit Committee periodically, both with and without Management present.

We have retained Ernst & Young LLP, an independent registered public accounting firm, to audit our Consolidated Financial Statements found in this Annual Report on Form 10-K for the year ended August 25, 2012. We have made available to Ernst & Young LLP all of our financial records and related data in connection with their audit of our Consolidated Financial Statements.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management has assessed the effectiveness of our internal control over financial reporting as of August 25, 2012. In making its assessment, management has utilized the criteria set forth by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission in *Internal Control—Integrated Framework*. Management concluded that based on its assessment, our internal control over financial reporting was effective as of August 25, 2012. The effectiveness of our internal control over financial reporting as of August 25, 2012 has been audited by Ernst & Young LLP, and a copy of its attestation report is included below.

Report of Independent Registered Public Accounting Firm On Internal Control Over Financial Reporting

The Board of Directors and Shareholders of UniFirst Corporation

We have audited UniFirst Corporation and subsidiaries' internal control over financial reporting as of August 25, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). UniFirst Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report of Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, UniFirst Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of August 25, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of UniFirst Corporation and subsidiaries as of August 25, 2012 and August 27, 2011, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended August 25, 2012 of UniFirst Corporation and subsidiaries and our report dated October 24, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Boston, Massachusetts

October 24, 2012

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

We have adopted a Statement of Corporate Policy and Code of Business Conduct and Ethics, which applies to our directors and all of our employees, including our principal executive officer, principal financial officer, principal accounting officer and corporate controller. Our Statement of Corporate Policy and Code of Business Conduct and Ethics is available, free of charge, on our website at www.unifirst.com. Information contained on our website is not part of this Annual Report on Form 10-K or the documents incorporated by reference into this Annual Report on Form 10-K. We intend to disclose any amendment to or waiver of a provision of the Statement of Corporate Policy and Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller by posting such information on our website at www.unifirst.com.

Information regarding our directors and executive officers required by this Item 10 will be included in our definitive Proxy Statement to be filed with the Securities and Exchange Commission for our 2013 Annual Meeting of Shareholders and is incorporated by reference into this Item 10. Certain information required by this Item 10 is set forth in Item 1 of this Annual Report on Form 10-K under the heading "Executive Officers".

ITEM 11. EXECUTIVE COMPENSATION

Information required by this Item 11 will be included in our definitive Proxy Statement to be filed with the Securities and Exchange Commission for our 2013 Annual Meeting of Shareholders and is incorporated by reference into this Item 11.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this Item 12 will be included in our definitive Proxy Statement to be filed with the Securities and Exchange Commission for our 2013 Annual Meeting of Shareholders and is incorporated by reference into this Item 12.

Information concerning our equity compensation plans contained in the table entitled "Equity Compensation Plan Information" set forth in Item 5 of this Annual Report on Form 10-K is incorporated by reference into this Item 12.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information required by this Item 13 will be included in our definitive Proxy Statement to be filed with the Securities and Exchange Commission for our 2013 Annual Meeting of Shareholders and is incorporated by reference into this Item 13.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information required by this Item 14 will be included in our definitive Proxy Statement to be filed with the Securities and Exchange Commission for our 2013 Annual Meeting of Shareholders and is incorporated by reference into this Item 14.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The financial statements listed below are filed as part of this report:

(1) and (2) FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES.

The financial statements listed below are included under Item 8 of this Annual Report on Form 10-K:

Consolidated statements of income for each of the three years in the period ended August 25, 2012

Consolidated balance sheets as of August 25, 2012 and August 27, 2011

Consolidated statements of shareholders' equity for each of the three years in the period ended August 25, 2012

Consolidated statements of cash flows for each of the three years in the period ended August 25, 2012

Notes to Consolidated Financial Statements

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

Management's Report on Internal Control Over Financial Reporting

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

The following additional schedule is filed herewith:

Schedule II — Valuation and qualifying accounts and reserves for each of the three years in the period ended August 25, 2012

UNIFIRST CORPORATION AND SUBSIDIARIES
SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED
AUGUST 25, 2012 (IN THOUSANDS)

Description	Balance, Beginning of Period	Charged to Costs and Expenses	Charges for Which Reserves Were Created or Deductions	Balance, End of Period
Reserves for Accounts Receivable				
For the year ended August 25, 2012	$ 4,201	$ 6,221	$ (5,270)	$ 5,152
For the year ended August 27, 2011	$ 4,102	$ 3,751	$ (3,652)	$ 4,201
For the year ended August 28, 2010	$ 5,567	$ 2,733	$ (4,198)	$ 4,102
Reserve for Obsolete Inventory				
For the year ended August 25, 2012	$ 1,410	$ 1,465	$ (553)	$ 2,322
For the year ended August 27, 2011	$ 1,783	$ 52	$ (425)	$ 1,410
For the year ended August 28, 2010	$ 1,588	$ 867	$ (672)	$ 1,783

Separate financial statements of the Company have been omitted because the Company is primarily an operating company and all subsidiaries included in the Consolidated Financial Statements are totally held.

All other schedules have been omitted since the required information is not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the financial statements or the notes thereto.

3. EXHIBITS. The list of exhibits filed as part of this Annual Report on Form 10-K is set forth below.

DESCRIPTION

3.1 Restated Articles of Organization (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Commission on July 5, 2006); Articles of Amendment dated January 13, 1988 (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed with the Commission on July 5, 2006); and Articles of Amendment dated January 21, 1993 (incorporated by reference to Exhibit 3.3 to the Company's Current Report on Form 8-K filed with the Commission on July 5, 2006)

3.2 By-laws (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Commission on January 10, 2008)

4.1 Specimen Stock Certificate for Shares of Common Stock (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the Commission on July 5, 2006)

10.1 Form of UniFirst Corporation stock option award to non-employee directors under the Amended 1996 Stock Incentive Plan (incorporated by reference to Exhibit 10-E to the Company's Annual Report on Form 10-K for the fiscal year ended August 27, 2004 filed with the Commission on November 12, 2004)

10.2 Form of UniFirst Corporation stock option award to executive officers under the Amended 1996 Stock Incentive Plan (incorporated by reference to Exhibit 10-F to the Company's Annual Report on Form 10-K for the fiscal year ended August 27, 2004 filed with the Commission on November 12, 2004)

10.3 UniFirst Corporation Unfunded Supplemental Executive Retirement Plan dated as of March 8, 2006 (incorporated by reference to the Company's Current Report on Form 8-K and the exhibit thereto filed with the Commission on March 8, 2006)

10.4 Amendment to the UniFirst Corporation Unfunded Supplemental Executive Retirement Plan dated as of January 8, 2008 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on January 10, 2009)

10.5 Note Purchase Agreement, dated as of September 14, 2006 (incorporated by reference to Exhibit 10.6 the Company's Quarterly Report on Form 10-Q filed with the Commission on April 9, 2009)

10.6 Form of Restricted Stock Award Agreement under the UniFirst Corporation Amended 1996 Stock Incentive Plan (incorporated by reference to Exhibit 10.7 the Company's Quarterly Report on Form 10-Q filed with the Commission on April 9, 2009)

10.7 Employment Agreement, dated as of April 5, 2010, by and between UniFirst Corporation and Ronald D. Croatti (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed with the Commission on April 8, 2010)

10.8 Restricted Stock Award Agreement, dated April 5, 2010, by and between UniFirst Corporation and Ronald D. Croatti (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed with the Commission on April 8, 2010)

10.9 Restricted Stock Award Agreement, dated April 5, 2010, by and between UniFirst Corporation and Ronald D. Croatti (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed with the Commission on April 8, 2010)

10.10 UniFirst Corporation Amended 1996 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed with the Commission on January 7, 2010)

10.11 Second Amendment to the UniFirst Corporation Amended 1996 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed with the Commission on January 7, 2010)

10.12 Third Amendment to the UniFirst Corporation Amended 1996 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed with the Commission on January 7, 2010)

10.13 Fourth Amendment to the UniFirst Corporation Amended 1996 Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed with the Commission on January 7, 2010)

10.14	Fifth Amendment to the UniFirst Corporation Amended 1996 Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed with the Commission on April 8, 2010)
10.15	UniFirst Corporation 2010 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on January 14, 2011)
10.16	Form of Stock Appreciation Right Award Agreement for Company Employees under the UniFirst Corporation 2010 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the Commission on January 14, 2011)
10.17	Form of Stock Appreciation Right Agreement for Non-Employee Directors under the UniFirst Corporation 2010 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the Commission on January 14, 2011)
10.18	Form of Non-Qualified Stock Option Agreement for Company Employees under the UniFirst Corporation 2010 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the Commission on January 14, 2011)
10.19	Form of Non-Qualified Stock Option Agreement for Non-Employee Directors under the UniFirst Corporation 2010 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed with the Commission on January 14, 2011)
10.20	Credit Agreement, dated as of May 5, 2011, among UniFirst Corporation and certain of its subsidiaries, Bank of America, N.A., in its capacity as Administrative Agent, Swing Line Lender and an L/C Issuer, and the other Lenders from time to time a party thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on May 9, 2011)
* 21	List of Subsidiaries
* 23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
* 31.1	Rule 13a-14(a)/15d-14(a) Certification of Ronald D. Croatti
* 31.2	Rule 13a-14(a)/15d-14(a) Certification of Steven S. Sintros
** 32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002
** 32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002
***101	The following materials from UniFirst Corporation's Annual Report on Form 10-K for the year ended August 25, 2012, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Income, (ii) Consolidated Balance Sheets, (iii) Consolidated Statements of Shareholders' Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements.

* Filed herewith

** Furnished herewith

*** Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933 or Section 18 of the Securities Exchange Act of 1934 and otherwise are not subject to liability under these sections.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UniFirst Corporation

By: /s/ Ronald D. Croatti

Ronald D. Croatti
President and Chief Executive Officer

October 24, 2012

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

NAME	TITLE	DATE
/s/ Ronald D. Croatti Ronald D. Croatti	Principal Executive Officer and Director	October 24, 2012
/s/ Steven S. Sintros Steven S. Sintros	Principal Financial Officer and Principal Accounting Officer	October 24, 2012
/s/ Cynthia Croatti Cynthia Croatti	Director	October 24, 2012
/s/ Phillip L. Cohen Phillip L. Cohen	Director	October 24, 2012
/s/ Kathleen Camilli Kathleen Camilli	Director	October 24, 2012
/s/ Donald J. Evans Donald J. Evans	Director	October 24, 2012
/s/ Michael Iandoli Michael Iandoli	Director	October 24, 2012
/s/Thomas Postek Thomas S. Postek	Director	October 24, 2012

EXHIBIT INDEX

DESCRIPTION

3.1	Restated Articles of Organization (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Commission on July 5, 2006); Articles of Amendment dated January 13, 1988 (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed with the Commission on July 5, 2006); and Articles of Amendment dated January 21, 1993 (incorporated by reference to Exhibit 3.3 to the Company's Current Report on Form 8-K filed with the Commission on July 5, 2006)
3.2	By-laws (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Commission on January 10, 2008)
4.1	Specimen Stock Certificate for Shares of Common Stock (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the Commission on July 5, 2006)
10.1	Form of UniFirst Corporation stock option award to non-employee directors under the Amended 1996 Stock Incentive Plan (incorporated by reference to Exhibit 10-E to the Company's Annual Report on Form 10-K for the fiscal year ended August 27, 2004 filed with the Commission on November 12, 2004)
10.2	Form of UniFirst Corporation stock option award to executive officers under the Amended 1996 Stock Incentive Plan (incorporated by reference to Exhibit 10-F to the Company's Annual Report on Form 10-K for the fiscal year ended August 27, 2004 filed with the Commission on November 12, 2004)
10.3	UniFirst Corporation Unfunded Supplemental Executive Retirement Plan dated as of March 8, 2006 (incorporated by reference to the Company's Current Report on Form 8-K and the exhibit thereto filed with the Commission on March 8, 2006)
10.4	Amendment to the UniFirst Corporation Unfunded Supplemental Executive Retirement Plan dated as of January 8, 2008 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on January 10, 2009)
10.5	Note Purchase Agreement, dated as of September 14, 2006 (incorporated by reference to Exhibit 10.6 the Company's Quarterly Report on Form 10-Q filed with the Commission on April 9, 2009)
10.6	Form of Restricted Stock Award Agreement under the UniFirst Corporation Amended 1996 Stock Incentive Plan (incorporated by reference to Exhibit 10.7 the Company's Quarterly Report on Form 10-Q filed with the Commission on April 9, 2009)
10.7	Employment Agreement, dated as of April 5, 2010, by and between UniFirst Corporation and Ronald D. Croatti (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed with the Commission on April 8, 2010)
10.8	Restricted Stock Award Agreement, dated April 5, 2010, by and between UniFirst Corporation and Ronald D. Croatti (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed with the Commission on April 8, 2010)
10.9	Restricted Stock Award Agreement, dated April 5, 2010, by and between UniFirst Corporation and Ronald D. Croatti (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed with the Commission on April 8, 2010)
10.10	UniFirst Corporation Amended 1996 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed with the Commission on January 7, 2010)
10.11	Second Amendment to the UniFirst Corporation Amended 1996 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed with the Commission on January 7, 2010)
10.12	Third Amendment to the UniFirst Corporation Amended 1996 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed with the Commission on January 7, 2010)
10.13	Fourth Amendment to the UniFirst Corporation Amended 1996 Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed with the Commission on January 7, 2010)

10.14	Fifth Amendment to the UniFirst Corporation Amended 1996 Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed with the Commission on April 8, 2010)
10.15	UniFirst Corporation 2010 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on January 14, 2011)
10.16	Form of Stock Appreciation Right Award Agreement for Company Employees under the UniFirst Corporation 2010 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the Commission on January 14, 2011)
10.17	Form of Stock Appreciation Right Agreement for Non-Employee Directors under the UniFirst Corporation 2010 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the Commission on January 14, 2011)
10.18	Form of Non-Qualified Stock Option Agreement for Company Employees under the UniFirst Corporation 2010 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the Commission on January 14, 2011)
10.19	Form of Non-Qualified Stock Option Agreement for Non-Employee Directors under the UniFirst Corporation 2010 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed with the Commission on January 14, 2011)
10.20	Credit Agreement, dated as of May 5, 2011, among UniFirst Corporation and certain of its subsidiaries, Bank of America, N.A., in its capacity as Administrative Agent, Swing Line Lender and an L/C Issuer, and the other Lenders from time to time a party thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on May 9, 2011)
* 21	List of Subsidiaries
* 23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
* 31.1	Rule 13a-14(a)/15d-14(a) Certification of Ronald D. Croatti
* 31.2	Rule 13a-14(a)/15d-14(a) Certification of Steven S. Sintros
** 32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002
** 32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002
***101	The following materials from UniFirst Corporation's Annual Report on Form 10-K for the year ended August 25, 2012, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Income, (ii) Consolidated Balance Sheets, (iii) Consolidated Statements of Shareholders' Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements.

* Filed herewith

** Furnished herewith

*** Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933 or Section 18 of the Securities Exchange Act of 1934 and otherwise are not subject to liability under these sections.

Exhibit 21

List of subsidiaries of the Company:

Name of Subsidiary	**Jurisdiction of Organization or Incorporation**
UniFirst Holdings, Inc.	Delaware
UniTech Services Group, Inc.	California
UniFirst First-Aid Corporation	Maryland
UniTech Services Canada Ltd.	Canada
UniTech Services SAS	France
Euro Nuclear Services B.V.	Netherlands
Euro Nuklear Services, GmbH	Germany
UniTech Services Group Ltd.	United Kingdom
UniFirst Canada Ltd.	Canada
RC Air LLC	New Hampshire
UONE Corporation	Massachusetts
Uniformes de San Luis S.A. de C.V.	Mexico
UniFirst S.A. de C.V.	Mexico
UniFirst Far East Limited	Hong Kong
UniFirst Manufacturing Corporation	Massachusetts

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Form S-8 (Files No. 333-177485, 333-165840, 333-142138, 333-82682, 333-96097, and 033-60781) of UniFirst Corporation of our reports dated October 23, 2012, with respect to the consolidated financial statements and schedule of UniFirst Corporation, and the effectiveness of internal control over financial reporting of UniFirst Corporation, included in this Annual Report (Form 10-K) for the year ended August 25, 2012.

/s/ Ernst & Young LLP
Boston, Massachusetts

October 24, 2012

Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECURITIES EXCHANGE ACT RULE 13a-14(a)/15d-14(a) AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Ronald D. Croatti, certify that:

1. I have reviewed this Annual Report on Form 10-K of UniFirst Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant, and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: October 24, 2012

By: /s/ Ronald D. Croatti
Ronald D. Croatti,
Chief Executive Officer
(Principal Executive Officer)

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO SECURITIES EXCHANGE ACT RULE 13a-14(a)/15d-14(a) AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Steven S. Sintros, certify that:

1. I have reviewed this Annual Report on Form 10-K of UniFirst Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant, and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: October 24, 2012

By: /s/ Steven S. Sintros
Steven S. Sintros
Chief Financial Officer
(Principal Financial Officer)

Exhibit 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), I, Ronald D. Croatti, President and Chief Executive Officer of UniFirst Corporation (the "Company"), do hereby certify, to the best of my knowledge, that:

(1) The Company's Annual Report on Form 10-K for the year ended August 25, 2012 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: October 24, 2012

By: /s/ Ronald D. Croatti
Ronald D. Croatti, President and
Chief Executive Officer
(Principal Executive Officer)

Exhibit 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), I, Steven S. Sintros, Chief Financial Officer of UniFirst Corporation (the "Company"), do hereby certify, to the best of my knowledge, that:

(1) The Company's Annual Report on Form 10-K for the year ended August 25, 2012 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: October 24, 2012

By: /s/ Steven S. Sintros
Steven S. Sintros
Chief Financial Officer
(Principal Financial Officer)

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